UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM S-1, PRE EFFECTIVE AMENDMENT 3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LOAD GUARD LOGISTICS, INC.
(Exact name of registrant as specified in its charter)

Nevada	4213	27-1679428
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

6317 SW 16TH Street Miami, FL 33155 Phone: 1-786-250-1410

     (Address, including zip code, and telephone number, Including area code, of registrant’s principal executive offices)

     Parsons/Burnett/Bjordahl/Hume, LLP 1850 Skyline Tower, 10900 NE 4th Street Bellevue, WA 98004 Phone: (425) 451-8036 Fax: (425) 451-8568

(Name, address and telephone number of agent for service)

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)

Accelerated filer [ ]

Smaller Reporting Company [x]

	CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed	Proposed
		Maximum	Maximum
of Securities to	Amount to be			Amount of
		Offering	Aggregate
be Registered	Registered			Registration Fee
		Price Per Unit	Offering Price
		(2)	(3)	(1)

Common Stock $0.001 par
value to be sold by the selling	845,000	$0.04	$33,800	$4.61
shareholders

Common Stock $0.001 par
value	2,500,000	$0.04	$100,000	$13.64
to be sold by the Company

TOTAL	3,345,000	$0.04	$133,800	$18.25

(1) Registration Fee has been paid via Fedwire.

(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was $0.01 and $0.04 per share for 2,302,000 shares to officers and directors, and $0.04 for 845,000 shares to unaffiliated investors.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS
LOAD GUARD LOGISTICS, INC.
3,345,000 Shares of Common Stock
$0.04 per share

Date of Prospectus: Subject to Completion

Prior to this Offering, no public market has existed for the common stock of Load Guard Logistics, Inc. Upon completion of this Offering, we will attempt to have the shares quoted on the Over the Counter-Bulletin Board (“OTCBB”), operated by FINRA (Financial Industry Regulatory Authority). There is no assurance that the Shares will ever be quoted on the Bulletin Board. To be quoted on the Bulletin Board, a market maker must apply to make a market in our common stock. As of the date of this Prospectus, we have not made any arrangement with any market makers to quote our shares.

This is our initial public offering. We are registering a total of 3,345,000 shares of our common stock. Of the shares being registered, 845,000 are being registered for sale by the selling shareholders, and 2,500,000 are being registered for sale by the Company. Of the shares offered by the Company, there is no minimum number of shares required to be purchased by each investor. The Offering is being made on a self-underwritten, “best efforts” basis. Our directors, Yosbani Mendez and Francisco Mendez, will sell the shares on our behalf. They will not receive any commissions or proceeds for selling the shares on our behalf. All of the shares being registered for sale by the Company will be sold at a price per share of $0.04 for a period of two hundred and seventy (270) days from the original effective date of this Prospectus, unless extended by our directors for an additional 90 days. Assuming all shares being offered by the Company are sold, the Company will receive net proceeds of $~~33,800~~100,000. Selling shareholders will receive proceeds of $0.04 per share sold, which is the price which they paid for their shares. Selling shareholders, as a group, will receive a maximum of $~~100,000~~33,800, assuming all shares are sold. If they sell at $.04 per share, they will not make a profit on the sale. The Company will not receive funds from the sale of shares being offered by selling shareholders. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us. There is no guarantee that this Offering will successfully raise enough funds to institute its business plan. Additionally, there is no guarantee that a public market will ever develop and you may be unable to sell your shares.

The selling shareholders will sell their shares at a price per share of $0.04 for the duration of this Offering. We will not receive any proceeds from the sale of the 845,000 shares sold by the selling shareholders. This secondary offering will ~~terminate~~ close upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) 360 days from the effective date of this Prospectus.

Load Guard Logistics, Inc. is a development stage company and currently has limited active business operations. Any investment in the Shares offered herein involves a high degree of risk. You should only purchase Shares if you can afford a complete loss of your investment. Our independent auditors have issued an audit opinion for Load Guard Logistics, Inc., which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 6.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities division has approved or disapproved these securities, or determined if this Prospectus is current, complete, truthful or accurate. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page
Summary of Prospectus
General information about our Company	3
The Offering	5
Risk Factors	6
Risks associated with Load Guard Logistics, Inc.	6
Risks associated with this offering	10
Use of Proceeds	16
Determination of Offering Price	17
Dilution	17
Selling Security Holders	17
Plan of Distribution	19
Shares offered by the Company will be sold by our Officers and Director	19
Shares offered by the Selling Shareholders	19
Terms of the Offering	21
Offering proceeds	21~~2~~
Procedures and requirements for subscription	22
Right to reject subscriptions	22
Description of Securities to be Registered	22
Interest of Named Experts and Counsel	23
Information with Respect to the Registrant	23
Description of business	23
Description of property	~~27~~28
Legal proceedings	28
Market price of and dividends of the registrant’s common equity and related	~~28~~29
stockholder matters
Financial statements and selected financial data	~~29~~30
Management’s discussion and analysis of financial condition and results of operations	~~29~~30
Changes in and disagreements with accountants on accounting and financial disclosure	38~~39~~
Quantitative and qualitative disclosures about market risk	~~39~~38
Directors and executive officers	~~39~~38
Executive compensation	~~41~~40
Security ownership of certain beneficial owners and management	~~42~~41
Certain relationships and related transactions	42
Material Changes	~~44~~43
Incorporation of Certain Information by Reference	~~44~~43
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	~~44~~43
Financial Statements	~~45~~44

Until _____, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY OF PROSPECTUS

You should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this Prospectus. In this Prospectus, unless the context otherwise denotes, references to "we," "us," "our", “Load Guard”, “Load Guard Logistics” and “Company” are to Load Guard Logistics, Inc. and its subsidiary.

A Cautionary Note on Forward-Looking Statements

This Prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors,” that may cause our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

General Information about Our Company

Load Guard Logistics, Inc. was incorporated in the State of Nevada on March 16, 2011, as Load Guard Transportation, Inc. The Company changed its name to Load Guard Logistics, Inc. on November 6, 2012. Load Guard Logistics, incorporated a wholly owned subsidiary in the State of Florida on March 18, 2011, called LGT, Inc. Load Guard Logistics, through its subsidiary, LGT, Inc. operates a transport and delivery services business. Our website, www.loadguardtransportation.com, is currently under development. We are a development stage company and have limited business operations and revenues. We have been issued a "substantial doubt" going concern opinion from our auditors and our only assets are our cash and cash equivalents, at January 31, 2013, consisting of approximately $23,261, in cash largely generated from the issuance of shares of Company common stock.

Load Guard’s business and corporate address is 6317 SW 16th Street, Miami, FL 33155. Our telephone number is 786-250-1410 and our registered agent for service of process is Corporate Direct, Inc., 2248 Meridian Blvd, Ste H, Minden, Nevada, 89423. Our fiscal year end is October 31.

We received our initial funding of $62,900 through the sale of common stock to our officers, directors, and unaffiliated investors. Officers and directors purchased 2,100,000 shares of our common stock at $0.01 on March 18, 2011 for $21,000 and 202,500 shares of our common stock at $0.04 per share on October 18, 2012 for $8,100. Twenty (20) unaffiliated private investors purchased 845,000 shares of common stock at $0.04, for $33,800, in two separate private offerings, 225,000 shares during March and April, 2011, and 620,000 shares during November, 2012 to January, 2013. Our financial statements from inception (March 16, 2011) through the period ended January 31, 2013, reported revenues of $73,372 and a net income of $619. Our independent auditors have issued an audit opinion for Load Guard, for the fiscal year ended October 31, 2012, which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

This is our initial public offering. We are registering a total of 3,345,000 shares of our common stock. Of the shares being registered, 845,000 are being registered for sale by the selling shareholders, and 2,500,000 are being registered for sale by the Company. All of the shares being registered for sale by the Company will be sold at a price per share of $0.04 for the duration of the Offering. The selling shareholders will sell their shares at a price per share of $0.04 for the duration of this Offering. If the selling shareholders sell their shares at $0.04, they will not realize any profit.

We will not receive any proceeds from the sale of any of the 845,000 shares offered by the selling shareholders. We will be selling the 2,500,000 shares of common stock we are offering as a self-underwritten offering. There is no minimum amount we are required to raise in this Offering, and any funds received will be immediately available to us. This Offering will ~~terminate~~ close on the earlier of the sale of all of the shares offered or 270 days after the date of the Prospectus, unless extended an additional 90 days by our board of directors.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

  an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

  an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  reduced disclosure about the emerging growth company's executive compensation arrangements.

An emerging growth company is also exempt from Section 404(b) of Sarbanes Oxley which requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting. Similarly, as a Smaller Reporting Company we are exempt from Section 404(b) of the Sarbanes-Oxley Act and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

As an emerging growth company, Load Guard is exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934, which require the shareholder approval of executive compensation and golden parachutes.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would cease to be an emerging growth company upon the earliest of:

  the first fiscal year following the fifth anniversary of this Offering,

  the first fiscal year after our annual gross revenues are $1 billion or more,

  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or as of the end of any fiscal year in which the market value of our common stock held by non- affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The Offering

Following is a brief summary of this Offering. Please see the Plan of Distribution and Terms of the Offering sections for a more detailed description of the terms of the Offering.

Offering Securities being Offered

3,345,000 shares of common stock: 2,500,000 shares which we are offering, and 845,000 shares which are being offered by the selling shareholders. The selling shareholders offering will ~~terminate~~ close upon the earliest of (i) such time as all the common stock has been sold pursuant to the registration statement or (ii) 360 days from the effective date of this prospectus. This Offering will ~~terminate~~ close on the earlier of the sale of all of the shares offered by the Company or 270 days after the date of the Prospectus, unless extended by our Board of Directors for an additional 90 days

Price per share

The selling shareholders will sell their shares at a fixed price per share of $0.04 for the duration of this Offering. If the selling shareholders sell at $0.04 per share, they will not realize a profit. All of the shares being registered for sale by the Company will be sold at a fixed price per share of $0.04 for the duration of the Offering.

Securities Issued and Outstanding

3,147,500 shares of common stock are issued and outstanding before the Offering and 5,647,500 shares will be outstanding after the Offering, assuming all shares are sold. However, if only 50% or 25% of the shares being offered are sold, there will be 4,397,500 or 3,772,500 shares outstanding, respectively.

Offering Proceeds

$100,000 assuming 100% of the shares being sold. However, if only 50% or 25% of the shares being offered are sold, the proceeds will be $50,000 or $25,000, respectively. The Company will not receive proceeds from the shares sold hereunder by Selling Shareholders. Selling Shareholders will receive an estimated $33,800 for shares sold hereunder.

Registration costs	We estimate our total offering registration costs to be $15,000. We will be paying this from funds on hand and not from offering proceeds.

Our officers, directors, control persons and/or affiliates do not intend to purchase any Shares in this Offering. If all the Shares in this Offering are sold, our executive officers and directors will own 40.8% of our common stock. However, if only 50% or 25% of the Shares in this Offering are sold, our executive officers and directors will own 52.4% or 61.0%, respectively.

RISK FACTORS

An investment in these securities involves a high degree of risk and is speculative in nature. In addition to the other information regarding the Company contained in this Prospectus, you should consider many important factors in determining whether to purchase Shares. Following are what we believe are material risks related to the Company and an investment in the Company.

Risks Associated With Load Guard Logistics, Inc.:

1.

Our independent auditors have issued an audit opinion for Load Guard Logistics, which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 7 of our accompanying financial statements, our auditors have issued a going concern opinion regarding the Company. This means there is substantial doubt we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding our ability to continue in business. As such, we may have to cease operations and investors could lose part or all of their investment in the Company.

2.

We have minimal operating history and have limited profits, which we cannot expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated on March 16, 2011, and have begun trucking operations. We have generated limited revenue. We have no operating history upon which an evaluation of our future success or failure can be made. Our net income since inception to January 31, 2013, was $619. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

  Completion of this Offering,

  Our ability to attract sufficient customers who will pay for our services,

  Our ability to generate sufficient revenue through the sale of our services.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses that may not be covered by our revenues. We cannot guarantee that we will be successful in generating additional revenues in the future. In the event the Company is unable to generate sufficient revenues, it may be required to seek additional funding. Such funding may not be available, or may not be available on terms which are beneficial and/or acceptable to the Company. In the event the Company cannot generate sufficient revenues and/or secure additional financing, the Company may be forced to cease operations and investors will likely lose some or all of their investment in the Company.

3. Many of our competitors have significantly greater financial and marketing resources than do we.

Many of our competitors have significantly greater financial and marketing resources than do we. There are no assurances that our efforts to compete in the marketplace will be successful.

4.	Our business is subject to overall economic conditions that could have a material adverse effect on our results of operations.

We are sensitive to changes in overall economic conditions that impact customer shipping volumes, industry freight demand and industry truck capacity. When shipping volumes decline or available truck capacity increases, freight pricing generally becomes more competitive as carriers compete for loads to maintain truck productivity. We may be negatively affected by future economic conditions including employment levels, business conditions, fuel and energy costs, interest rates and tax rates. Economic conditions may also impact the financial condition of our customers, resulting in a greater risk of bad debt losses, and that of our suppliers, which may affect negotiated pricing or availability of needed goods and services.

5.	Increases in fuel prices and shortages of fuel can have a material adverse effect on the results of operations and profitability.

To lessen the effect of fluctuating fuel prices on our margins, we have fuel surcharge programs with our customers. These programs generally enable us to recover a majority, but not all of the fuel price increases. The remaining portion is generally not recoverable because it results from empty and out-of-route miles (which are not billable to customers) and truck idle time. Fuel prices that change rapidly in short time periods also impact our recovery because the surcharge rate in most programs only changes once per week. Fuel shortages, increases in fuel prices and petroleum product rationing could have a material adverse impact on our operations and profitability. To the extent that we cannot recover the higher cost of fuel through customer fuel surcharges, our financial results would be negatively impacted.

6. We operate in a highly competitive industry, which may limit growth opportunities and reduce profitability.

The freight transportation industry is highly competitive and includes thousands of trucking and non-asset-based logistics companies. Competition for the freight we transport or manage is based primarily on service, efficiency, available capacity and, to some degree, on freight rates alone. This competition could have an adverse effect on either the number of shipments we transport or the freight rates we receive, which could limit our growth opportunities and reduce our profitability.

7.	We operate in a highly regulated industry. Changes in existing regulations or violations of existing or future regulations could adversely affect our operations and profitability.

The United States Department of Transportation (DOT) regulates us. We are also regulated by agencies in certain U.S. states. These regulatory agencies have the authority to govern transportation-related activities, such as safety, authorization to conduct motor carrier operations and other matters. The Regulation subsection in our business section of this Form S-1 describes several proposed and pending regulations that may have a significant effect on our operations including our productivity, driver recruitment and retention and capital expenditures.

8.	The seasonal pattern generally experienced in the trucking industry may affect our periodic results during traditionally slower shipping periods and winter months.

In the trucking industry, revenues generally follow a seasonal pattern which may affect our results of operations. After the December holiday season and during the remaining winter months, freight volumes are typically lower because some customers reduce shipment levels. Our operating expenses have historically been higher in the winter months because of cold temperatures and other adverse winter weather conditions which result in decreased fuel efficiency, increased cold weather-related maintenance costs of revenue equipment and increased insurance and claims costs. Revenue can also be affected by bad weather, holidays and the number of business days during a given period because revenue is directly related to the available working days of shippers.

9.	We do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed, resulting in the failure of our business.

Other than the shares offered by this Prospectus, no other source of capital has been identified or sought. As a result we do not have an alternate source of funds should we fail to complete this Offering. If we do find an alternative source of capital, the terms and conditions of acquiring such capital may result in dilution and the resultant lessening of value of the shares of stockholders.

If we are not successful in raising sufficient capital through this Offering, we will be faced with several options:

1.	modify our business plans and reduce operations;
2.	continue to seek alternative and acceptable sources of capital; or
3.	bring in additional capital that may result in a change of control.

In the event any of the above circumstances occur, you could lose a substantial part or all of your investment. In addition, there can be no guarantee that the total proceeds raised in this Offering will be sufficient, as we have projected, to fund our business plans or that we will be profitable. As a result, you could lose any investment you make in our shares.

10.	We possess minimal capital, which may severely restrict our ability to develop our services. If we are unable to raise additional capital, our business could fail.

We possess minimal capital and must limit the amount of development we can perform with respect to our operations. We feel we require a minimum of $50,000 to provide sufficient capital to expand operations and further development of our business. Our lack of operating history may have a negative effect on our business and may cause us to limit or cease our business operations which could result in investors losing some or all of their investment in the Company.

If only 25% of the Offering is sold, we would still incur expected professional (legal and accounting) fees of $15,000, which will have to be paid to maintain reporting status during the next 12 months. Based on raising only 25% or $25,000, we will not be able to allocate any funds to the purchase of a tractor and/or trailer. This would hinder the development of our business and our ability to generate additional revenues.

11. We are dependent upon our current officers.

We currently are managed by two officers and we are entirely dependent upon them in order to conduct our operations. If they should resign or die, there will be no one to run Load Guard Logistics, Inc., and the company has no Key Man insurance. If our current officers are no longer able to serve as such and we are unable to find other persons to replace them, it will have a negative effect on our ability to continue active business operations and could result in investors losing some or all of their investment in the Company.

12.

Because Mr. Yosbani Mendez (our President and a director) has other outside business activities and will have limited time to spend on our business, our operations may be sporadic, which may result in periodic interruptions of operations.

Because our President, who is also a director, has other outside business activities and will only be devoting up to 50% of his time, or up to 20 hours per week. Mr. Francisco Mendez, our Secretary and a director will devote up to 100% or up to 40 hours per week, to our operations. Our operations may be sporadic and occur at times which are not convenient to Messrs. Mendez. In the event they are unable to fulfill any aspect of their duties to the Company, we may experience a shortfall or lack of sales resulting in little or no profits for periods of time.

13.	Two investors hold a controlling interest in our stock. As a result, the ability of minority shareholders to influence our affairs is extremely limited.

Two investors, our President and Secretary, own a controlling interest in our outstanding common stock on a primary basis (2,302,500 shares or 73.2% of the shares outstanding, 40.8% if 100% of offering sold, 52.4% if 50% of offering sold, 61.0% if 25% of offering sold). As a result, they have the ability to control all matters submitted to the stockholders of Load Guard Logistics for approval (including the election and removal of directors). A significant change to the composition of our Board of Directors could lead to a change in management and our business plan. Any such transition could lead to, among other things, a decline in service levels, disruption in our operations and departures of key personnel, which could in turn harm our business.

Moreover, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, which in turn could materially and adversely affect the market price of the common stock. In addition, certain provisions of Nevada State law could have the effect of making it more difficult or more expensive for a third party to acquire, or from discouraging a third party from attempting to acquire, control of the Company.

Additionally, because there is no minimum amount required to be raised under this offering, there is no guarantee that our current two Officers and Directors will own less than a majority of the issued and outstanding shares after the completion or termination of this offering. Even if our current Officers and Directors do own less than a majority of our issued and outstanding shares of common stock following this Offering, they may still remain the single largest beneficial owner of ou issued and outstanding shares of common stock.

Minority shareholders of Load Guard Logistics will be unable to affect the outcome of stockholder voting as long as our officers retain a controlling interest.

14. Having only two directors limits our ability to establish effective independent corporate governance procedures and increases the control of our president over operations and business decisions.

We have only two directors, who are our principal executive officers. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives him significant control over all corporate issues, including all major decisions on operations and corporate matters such as approving business combinations.

Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Risks Associated With This Offering

15. If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this Offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through October 31, 2013, including a Form 10-K for the year ended October 31, 2013, assuming this registration statement is declared effective before that date. At or prior to October 31, 2013, we intend to voluntarily to file a registration statement on Form 8-A, which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 2,000 shareholders (of which 500 may be unaccredited) and total assets of more than $10 million on October 31, 2013. If we do not file a registration statement on Form 8-A at or prior to October 31, 2013, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

16. The shares being offered are defined as "penny stock", the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

The shares being offered are defined as a “penny stock” under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in this Offering in the public markets.

17. Market for penny stock has suffered in recent years from patterns of fraud and abuse

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

  Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

  Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

  Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and,

  The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

18.	The shares offered by the Company through this Offering will be sold without an underwriter, and we may be unable to sell any shares.

This Offering is being conducted on a “best-efforts” basis, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officers and directors, who will receive no commissions. They will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares and receiving all of the proceeds from this Offering, we may have to seek alternative financing to implement our business plans.

19. Since there is no minimum for our Offering, if only a few persons purchase shares, they may lose their money immediately without us being even able to develop a market for our shares.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its Offering, if only a few shares are sold, we will be unable to even attempt to create a public market of any kind for our shares. In such an event, it is highly likely that the entire investment of the early and only share purchasers would be lost immediately.

20. You may not revoke your subscription agreement once it is accepted by the Company or receive a refund of any funds advanced in connection with your accepted subscription agreement and as a result, you may lose all or part of your investment in our common stock.

Once your subscription agreement is accepted by the Company, you may not revoke the agreement or request a refund of any monies paid in connection with the subscription agreement, even if you subsequently learn information about the Company that you consider to be materially unfavorable. The Company reserves the right to begin using the proceeds from this Offering as soon as the funds have been received and will retain broad discretion in the allocation of the net proceeds of this Offering. The precise amounts and timing of the Company’s use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. There can be no assurance that the Company will receive sufficient funds to execute the Company’s business strategy and accomplish the Company’s objectives. Accordingly, the Company’s business may fail and we will have to cease our operations. Additionally, you may be unable to sell your shares of our common stock at a price equal to or greater than the subscription price you paid for such shares, and you may lose all or part of your investment in our common stock.

21.	Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this Offering.

There currently is no public trading market for our common stock. Therefore there is no central place, such as a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale. We plan to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board (OTCBB) upon the ~~closing~~ completion of the Offering. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Load Guard Logistics or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

The lack of a public trading market for our shares may have a negative effect on your ability to sell your shares in the future and it also may have a negative effect on the price, if any, for which you may be able to sell your shares. As a result an investment in the Shares may be illiquid in nature and investors could lose some or all of their investment in the Company.

22.	Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

23. Our status as an “emerging growth company” under the JOBS Act OF 2012 may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

24. We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.”

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Although we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

25. Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

As an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

26. We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the estimated costs of this Registration Statement to be paid from our cash on hand. Going forward, the Company will have ongoing SEC compliance and reporting obligations, estimated as approximately $15,000 for the next 12-months. Such ongoing obligations will require the Company to expend additional amounts on compliance, legal and auditing costs. In order for us to remain in compliance, we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

27.

Our officers and directors own 73.2% of the outstanding shares of our common stock. After the completion of this Offering, they will beneficially own 40.8% of the outstanding shares, if 100% of the offering is sold. If they choose to sell their shares in the future, it might have an adverse effect on the price of our stock.

Due to the controlling amount of their share ownership in our Company, if our officers and directors decide to sell their shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution to the value of their stock. Unless registered in the future, if our officers and director decide to sell any of their common stock, they will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of a director or officer (affiliate) to sell shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges, if so listed, during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

28. We Are Unlikely To Pay Dividends

To date, we have not paid, nor do we intend to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders. Prospective investors will likely need to rely on an increase in the price of Company stock to profit from his or her investment. There are no guarantees that any market for our common stock will ever develop or that the price of our stock will ever increase. If prospective investors purchase Shares pursuant to this Offering, they must be prepared to be unable to liquidate their investment and/or lose their entire investment.

Since we are not in a financial position to pay dividends on our common stock, and future dividends are not presently being contemplated, investors are advised that return on investment in our common stock is restricted to an appreciation in the share price. The potential or likelihood of an increase in share price is questionable at best.

29. Our shares may not become eligible to be traded electronically which would result in brokerage firms being unwilling to trade them.

If we become able to have our shares of common stock quoted on the OTCBB, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company ("DTC") to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCBB), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all companies on the OTCBB. What this boils down to is that while DTC-eligibility is not a requirement to trade on the OTCBB, it is a necessity to process trades on the OTCBB if a company’s stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

30.	United States state securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this Prospectus.

There is no public market for our securities, and there can be no assurance that any public market will develop in the foreseeable future. Secondary trading in securities sold in this Offering will not be possible in any state in the U.S. unless and until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our securities for secondary trading, or identifying an available exemption for secondary trading in our securities in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the securities in any particular state, the securities could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our securities, the market for our securities could be adversely affected.

31. If we have not filed a Form 8A and have less than 300 record shareholders at the beginning of any fiscal year, other than the fiscal year within which this registration statement becomes effective, our reporting obligations under section 15(d) of the Exchange Act may be suspended.

We currently intend to file a registration statement on Form 8-A, which would continue our reporting obligations under the Exchange Act indefinitely; however, should our management determine not to do so, then, in the event that at the end of the fiscal year in which our registration statement becomes effective we have less than 500 stockholders of record (less than 300 holders of record if we have assets of $10 million or more) these reporting obligations may be automatically suspended under section 15(d) of the Exchange Act. Should this occur, then starting with the following fiscal year, we will no longer be obligated to file such periodic reports with the SEC and access to our business information would then be even more restricted.

There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this Offering. If we have not filed a Form 8A, do not have a form of securities registered under the Securities Act of 1934 and have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act may be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for the fiscal year end immediately following this Offering. Furthermore, if, at the beginning of any fiscal year, we have fewer than 300 record shareholders for the class of securities being registered under this registration statement, our reporting obligations under Section 15(d) of the Exchange Act may be automatically suspended for that fiscal year. If we were to cease reporting, you will not have access to updated information regarding the Company’s business, financial condition and results of operation.

32.

The trucking industry is subject to extraordinary operating risks. We maintain minimal insurance against these risks. In the event of accidents or other events, our liability may exceed our insurance and resources.

The trucking industry involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our operations will be subject to all the geological, technical and operating hazards and risks inherent in operating our vehicles and transporting goods our operations could be subject to all of the hazards and risks inherent in the transporting goods and materials or operating vehicles, or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to persons or property. We currently maintain automobile liability insurance of $1,000,000 and motor truck cargo insurance of $100,000. The payment of any liabilities that arise from any such occurrence would have a material adverse impact on our company.

USE OF PROCEEDS

The following table details the Company’s intended use of proceeds from this Offering, for the first twelve (12) months after successful completion of the Offering. None of the expenditures itemized are listed in any particular order of priority or importance. Since the Company does not intend to pay any Offering expenses from the proceeds from this Offering, and assuming that $100,000 (100%), $50,000 (50%), or $25,000 (25%) of the Offering is sold, the gross aggregate proceeds will be allocated as follows:

Expenditure Item**	100%	50%	25%
Professional Fees	$15,000	$15,000	$15,000
Truck(s)	65,000	25,000	-
Trailer	20,000	10,000	-
Working Capital	-	-	10,000
Total	$100,000	$50,000	$25,000

There is no minimum amount we are required to raise in this Offering and any funds received will be immediately available to us.

**The above expenditures are defined as follows:

Professional Fees: Pertains to legal services and accounting fees that will be incurred by the company, for the next 12 months.

Truck(s): Pertains to the cost of purchasing a tractor for hauling goods. If we raise 100% we estimate that $65,000 will allow us to buy two quality used tractors.

Trailer: Pertains to the cost of buying a fully enclosed 53-foot trailer.

Working Capital: Pertains the funds allocated to general working capital.

There is no assurance that we will be able to raise the entire $100,000 with this Offering. Therefore, the following details how we will use the proceeds if we raise only 50% or 25% of this Offering:

If only 50% of this Offering is sold, Load Guard Logistics estimates that this would provide sufficient capital to expand its current business by being able to buy a quality used tractor and enclosed 53-foot trailer. Under this scenario, we estimate that we would be able to generate enough revenues to sustain our business. Should we be unable to generate sufficient revenues to sustain our business, we will have to find other sources of financing.

If we raise less than 50% we will not be able to expand our business by buying an additional truck and/or trailer. Our expenses would be prioritized in order of importance and would affect how we allocate funds for developing the business.

If only 25% of the Offering is sold, we would still incur expected professional (legal and accounting) fees of $15,000, which will have to be paid to maintain reporting status during the next 12 months. The remaining $10,000 would pay for expenses prioritized in order of important. Based on raising only 25% or $25,000, we will not be expanding our business by the acquisition of an additional tractor and/or trailer. This would hinder the development of our business and our ability to generate additional revenues.

If we do not raise sufficient funds to cover professional fees, estimated to be $15,000 for the first 12 months, we would have to pay for this from current operations. We may not be able to generate sufficient revenue from our current operations and if so we would not be able to remain reporting with the SEC, and therefore we would not be able to obtain an OTCBB quotation.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $100,000 in this Offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

*	our lack of operating history
*	the proceeds to be raised by the Offering
*	the amount of capital to be contributed by purchasers in this Offering in proportion to the amount of stock to be retained by our existing Stockholders, and
*	our relative cash requirements.

DILUTION

Dilution represents the difference between the Offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the Offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of shares of our common stock held by our existing stockholders.

As of January 31, 2013, the net tangible book value of our shares of common stock was approximately $63,519 or approximately $0.02 per share based upon 3,147,500 shares outstanding.

	100%	50%	25%
	(2,500,000	(1,250,000	(625,000
	Shares)	Shares)	Shares)
Net Tangible Book Value Per Share Prior to Stock	0.02	0.02	0.02
Sale
Net Tangible Book Value Per Share After Stock Sale	0.029	0.026	0.023
Increase in net book value per share due to stock sale	0.009	0.006	0.003
Dilution (subscription price of $0.04 less NBV per	(0.011)	(0.014)	(0.017)
share) to purchasing shareholders

SELLING SECURITY HOLDERS

The selling shareholders named in this Prospectus are offering 845,000 shares of the common stock offered through this Prospectus. Shares were sold in two separate offerings 225,000 shares during March and April, 2011 and 620,000 shares during November, 2012 to January, 2013. The two offerings were exempt from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the SEC. These offerings met the requirements of Rule 504 in that (a) the total of funds raised in the two offerings does not exceed $1,000,000, and (b) the offer and sale of the Shares was not accomplished by means of any general advertising or general solicitation.

The following table provides as of January 31, 2013, information regarding the beneficial ownership of our common stock held by each of the selling shareholders, including:

1.	The number of shares owned by each prior to this Offering;
2.	The total number of shares that are to be offered for each;
3.	The total number of shares that will be owned by each upon completion of the Offering;
4.	The percentage owned by each; and
5.	The identity of the beneficial holder of any entity that owns the shares.

To the best of our knowledge, the named parties in the table that follows are the beneficial owners and have the sole voting and investment power over all shares or rights to the shares reported. In addition, the table assumes that the selling shareholders do not sell shares of common stock not being offered through this Prospectus and do not purchase additional shares of common stock. The column reporting the percentage owned upon completion assumes that all shares offered are sold, and is calculated based on 3,147,500 shares outstanding as of the date of this prospectus.

	Shares	Total of	Total	Percent
Name of	Owned Prior	Shares	Shares	Owned
Selling	To This	Offered	After	After	Familial
Shareholder	Offering	For Sale	Offering	Offering	Relationships

Alfonso, Oscar	25,000	25,000	0	0	None
Anzorandia, Alejandro	12,500	12,500	0	0	None
De La Acena, Robert	50,000	50,000	0	0	None
Diaz, Mario F	50,000	50,000	0	0	None
Ellis, Charles	50,000	50,000	0	0	None
Espinosa, Dianelys	37,500	37,500	0	0	None
Estevez, Roldis	32,500	32,500	0	0	None
Hernandez, Alejandro	25,000	25,000	0	0	None
Hernandez, Lazaro	100,000	100,000	0	0	None
Hondares, Agustin	25,000	25,000	0	0	Step son to
					President
Martinez, Juan	25,000	25,000	0	0	None
Matos, Galletano	37,500	37,500	0	0	None
Matos, Juan	25,000	25,000	0	0	None
Matos, Yudelvis	37,500	37,500	0	0	None
Mendez, Juan	25,000	25,000	0	0	Cousin to
					Officers
Mendez, Reimundo	87,500	87,500	0	0	Cousin to
					Officers
Perez, Jose	25,000	25,000	0	0	None
Rodriguez, Dailyn	50,000	50,000	0	0	None
Solis, Osvaldo	87,500	87,500	0	0	None
Urquiza, Pedro	37,500	37,500	0	0	None

To our knowledge, none of the selling shareholders:

1.

Has had a material relationship with Load Guard Logistics or any of its predecessors or affiliates, other than as a shareholder as noted above, at any time within the past three years, except as noted above; or

2.	Are broker-dealers or affiliates of broker dealers; or
3.	Has ever been an officer or director of Load Guard Logistics.

PLAN OF DISTRIBUTION

Shares Offered by the Company will be Sold by Our Officers and Director

This is a self-underwritten (“best-efforts”) Offering. This Prospectus is part of a prospectus that permits our officers and director to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Yosbani Mendez and Francisco Mendez, our officers and directors, will sell the shares and intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

a.	Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,
b.

Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Our officers and directors are not, nor will be at the time of their participation in the offering, an associated person of a broker-dealer; and
d.

Our officers and director meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officers, director, control persons and affiliates of same do not intend to purchase any shares in this Offering.

Shares Offered by the Selling Shareholders

The selling shareholders have not informed us of how they plan to sell their shares. However, they may sell some or all of their common stock in one or more transactions:

1.	on such public markets or exchanges as the common stock may from time to time be trading;
2.	in privately negotiated transactions; or
3.	in any combination of these methods of distribution.

The sales price to the public has been determined by the shareholders to be $0.04. The price of $0.04 per share is a fixed price until the securities are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders offering will ~~terminate~~ close upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) 360 days from the effective date of this prospectus.

The selling shareholders may also sell their shares directly through market makers acting in their capacity as broker-dealers. Load Guard will apply to have its shares of common stock quoted on the OTC Bulletin Board immediately after the close of the Offering. We anticipate once the shares are quoted on the OTC Bulletin Board, the selling shareholders will sell their shares directly into any market created. Selling shareholders will offer their shares at a fixed price of $0.04 per share for the duration of this Offering. Selling shareholders may also sell in private transactions. If the selling shareholders sell their shares at $.04, they will not realize a profit. We cannot predict the price at which shares may be sold or whether the common stock will ever trade on any market. The shares may be sold by the selling shareholders, as the case may be, from time to time, in one or more transactions.

Commissions and discounts paid in connection with the sale of the shares by the selling shareholders will be determined through negotiations between the shareholders and the broker-dealers through or to which the securities are to be sold, and may vary, depending on the broker-dealer’s fee schedule, the size of the transaction and other factors. The separate costs of the selling shareholders will be borne by the shareholder. The selling shareholders will, and any broker-broker dealer or agent that participates with the selling shareholders in the sale of the shares by them will be deemed an "underwriter" within the meaning of the Securities Act, and any commissions or discounts received by them and any profits on the resale of shares purchased by them will be deemed to be underwriting commissions under the Securities Act. In the event any selling shareholder engages a broker-dealer to distribute their shares, and the broker-dealer is acting as underwriter, we will be required to file a post-effective amendment containing the name of the underwriter.

The selling shareholders must comply with the requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 in the offer and sale of their common stock. In particular, during times that the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law.

Regulation M prohibits certain market activities by persons selling securities in a distribution. To demonstrate their understanding of those restrictions and others, selling shareholders will be required, prior to the release of unrestricted shares to themselves or any transferee, to represent as follows: that they have delivered a copy of this Prospectus, and if they are effecting sales on the Electronic Bulletin Board or inter-dealer quotation system or any electronic network, that neither they nor any affiliates or person acting on their behalf, directly or indirectly, has engaged in any short sale of our common stock; and for a period commencing at least 5 business days before his first sale and ending with the date of his last sale, bid for, purchase, or attempt to induce any person to bid for or purchase our common stock.

If the Company’s common shares are quoted for trading on the OTC Electronic Bulletin Board, the trading in our shares will be regulated by Securities and Exchange Commission Rule 15g-9, which established the definition of a “penny stock.” For the purposes relevant to Load Guard Logistics, it is defined as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (a) obtain financial information and investment experience objectives of the person; and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the broker/dealer relating to the penny stock market, which, in highlight form, (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Before you trade a penny stock your broker is required to tell you the offer and the bid on the stock, and the compensation the salesperson and the firm receive for the trade. The firm must also mail a monthly statement showing the market value of each penny stock held in your account.

While the Company plans to apply for quotation on the OTCBB upon the ~~closing~~ completion of this Offering, we cannot guarantee that such application will be successful. We can also provide no assurance that all or any of the common stock offered will be sold by the selling shareholders.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares will be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders will be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling shareholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this Prospectus.

We are bearing all costs relating to the registration of the common stock. While we have no formal agreement to provide funding with our directors, they have verbally agreed to advance additional funds in order to complete the registration statement process. Any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock, however, will be borne by the selling shareholders or other party selling the common stock.

Terms of the Offering

The Shares offered by the Company will be sold at the fixed price of $0.04 per share until the completion of this Offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This Offering commenced on the date the registration statement was declared effective (which also serves as the date of this prospectus) and continues for a period of 270 days, unless we extend the Offering period for an additional 90 days, or unless the Offering is completed or otherwise ~~terminated~~ closed by us (the "Expiration Date").

This Offering has no minimum and, as such, we will be able to spend any of the proceeds received by us.

Offering Proceeds

We will not receive any proceeds from the sale of any of the 845,000 shares by the selling shareholders.

We will be selling all of the 2,500,000 shares of common stock we are offering as a self-underwritten offering. There is no minimum amount we are required to raise in this Offering and any funds received will be immediately available to us.

Procedures and Requirements for Subscription

If you decide to subscribe for any Shares in this Offering, you will be required to execute a Subscription Agreement and tender it, together with a check or certified funds to us. Subscriptions, once received by the Company, are irrevocable. All checks for subscriptions should be made payable to “Load Guard Logistics, Inc.”

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.001.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our Board; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Reference is made to the Company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Preferred Stock

While our Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $0.001 par value per share, no preferred shares have been issued nor are contemplated to be issued in the near future. The Board of Directors is authorized to divide the authorized shares of Preferred Stock into one or more series, and to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred Stock.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. After this Offering is completed (assuming the entire 2,500,000 shares are sold), the present officers and directors will own 40.8% of our outstanding shares and all other shareholders will own 59.2%. If 50% or 25% (1,250,000 or 625,000) shares are sold, the officers and directors will own 52.4%

or 61.0% of our outstanding shares, respectively and all other shareholders will own 47.6% or 39.0%, respectively.

Cash Dividends

As of the date of this Prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our audited statements for the period from inception (March 16, 2011) through October 31, 2012, are included in this prospectus. DKM Certified Public Accountants, 2451 McMullen Booth Road, Suite 308, Clearwater, FL 33759, have audited our statements from inception through October 31, 2012. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

Parsons/Burnett/Bjordhal/Hume, LLP, 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA 98004 has passed upon the validity of the Shares being offered and certain other legal matters and is representing us in connection with this Offering.

INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

Business Development

Load Guard Logistics, Inc. was incorporated in the State of Nevada on March 16, 2011 as Load Guard Transportation, Inc. The Company changed its name to Load Guard Logistics on November 16, 2012. On March 18, 2011, Load Guard incorporated a wholly-owned subsidiary in the state of Florida, called LGT, Inc., which operates under the DBA of Load Guard Transportation. Our fiscal year end is October 31. The company's administrative address is 6317 SW 16th Ave, Miami, FL 33155. The telephone number is (786) 250-1410.

Load Guard Logistics has limited operations and cash on hand. We have earned minimal revenues since inception and have relied solely upon the sale of our securities and income from operations for funding.

Load Guard has never declared bankruptcy, been in receivership, or involved in any kind of legal proceeding. Load Guard, its director, officers, affiliates and promoters, have not and do not intend to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger.

Principal Products, Services and Their Markets

We are a transportation and logistics company engaged primarily in hauling truckload shipments of general commodities in both interstate and intrastate commerce. Our truckload shipments are comprised of regional short-haul transport of a variety of consumer nondurable products and other commodities in truckload quantities within geographic regions across the United States using dry van trailers. We can operate throughout the 48 contiguous U.S. states pursuant to operating authority, both common and contract, granted by the DOT and pursuant to intrastate authority granted by various U.S. states. The principal types of freight we transport include retail store merchandise, consumer and grocery products and manufactured products. We focus on transporting consumer nondurable products that generally ship more consistently throughout the year and whose volumes are generally more stable during a slowdown in the economy.

We aim to provide superior on-time customer service for our brokers. We do this by maintaining our equipment in the best possible condition and monitoring our drivers on performance. We are not large enough to engage specific shippers directly, and thus, focus on building relationships with large brokers. By providing reliable service to our brokers we have been able to obtain repeat contracts and are offered more lucrative routes on occasion. Being based in Miami, FL we strive to serve mainly the southern states. We frequently service FL, AL, SC, NC, LA, MS, GA, and TX. We occasionally will go further north and provide service to states such as IN, VA, OH and IL. We try to maintain routes that our drivers are most familiar with for consistency and to avoid extreme weather conditions in the winter months.

As we grow our business, we would aim to deal directly with customers on their shipping needs. At this time we are not equipped to provide consistent service to select customers, and as a consequence large trucking companies and brokers dominate direct access to shippers. While brokers are reliable for finding loads and for providing quick payment, they are also earning fees for these services. Further, brokers advertise their loads internally amongst all brokers and externally on their websites. Small trucking companies, such as ourselves, do actively monitor these postings and all loads are contracted on a first come tender basis. During slow periods we can encounter excessive competition for loads on our routes. For example, we have found that being located in Miami, FL it is frequently difficult for obtaining good rates leaving the state, whereas, we tend to earn a premium on rates coming back to Miami. We recently added a temperature-controlled (“reefer”) trailer to assist with our shipments out of FL, as we feel we can earn premiums on loads that are perishable and that need to be shipped out of Florida. Additionally, our reefer can operate as a regular dry van for non-perishable loads.

Revenue Equipment

As of April 1, 2013, we operated two (2) company tractors and trailers and have one (1) tractor and trailer owned by an independent contractor.

An officer of the Company previously provided a 2001 Freightliner tractor and a 1998 dry van 53’ trailer, to the Company at no cost, during March, 2013, we agreed to purchase these from him ~~in lieu of~~ for a non-interest bearing promissory note of $25,000.

We currently own the following equipment:

  2005 Freightliner tractor

  2004 Utility Thermo King 53’ temperature-controlled trailer

  2011 Freightliner tractor

  1998 dry van 53’ trailer

We generate revenues from the movement of freight.

Insurance and Claims

The primary risks for which we obtain insurance are cargo loss and damage, personal injury, and property damage. We maintain insurance with licensed insurance carriers in amounts that are required by our brokers that we contract with for loads. Although we believe the aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed our aggregate coverage limits. While we have experienced relatively good conditions in the insurance markets, since inception, an unexpected loss or changing conditions in the insurance market could adversely affect premium levels. As a result, our insurance and claims expense could increase. If these expenses increase, if we experience a claim in excess of our coverage limits, or if we experience a claim for which coverage is not provided, our results of operations and financial condition would be materially and adversely affected.

Seasonality

In the trucking industry, revenues generally follow a seasonal pattern. Peak freight demand has historically occurred in the months of September, October and November. After the December holiday season and during the remaining winter months, freight volumes are typically lower because some customers reduce shipment levels. Operating expenses historically are higher in the winter months due primarily to decreased fuel efficiency, increased cold weather-related maintenance costs of revenue equipment and increased insurance and claims costs attributed to adverse winter weather conditions. Revenue can also be affected by bad weather, holidays and the number of business days that occur during a given period because revenue is directly related to the available working days of shippers.

Employee Associates and Independent Contractors

As of April 1, 2013, we employed three (3) drivers for the trucking operation and have one (1) service contract with an independent contractor who provides both a tractor and a driver. We recognize that our professional drivers are one of our most valuable assets. Our professional drivers are compensated on a per-mile basis.

We also recognize that our independent contractor complements our company-employed drivers. The independent contractor supplies his own tractor and driver and is responsible for his operating expenses. Because the independent contractor provides his own tractor, less financial capital is required from us. We intend to maintain our emphasis on independent contractor recruiting, in addition to company driver recruitment.

The Company’s officers and directors are the only other employees of the Company at this time. Francisco Mendez is being paid $500 per week for his services as corporate Secretary and to work with maintaining the equipment and monitoring drivers. He also has a commercial driver’s license and has agreed to act as a back-up driver. He will be paid for any loads he delivers in addition to his weekly salary.

As of the date of this Prospectus, there are no contracts with any employees or our independent contractor. Employees and/or our independent contractor can leave and work with other firms at any time.

Regulation

We are a motor carrier regulated by the DOT in the United States. The DOT generally governs matters such as safety requirements, registration to engage in motor carrier operations, drivers’ hours of service and certain mergers, consolidations and acquisitions. A conditional or unsatisfactory DOT safety rating could adversely affect us because some of our customer contracts require a satisfactory rating. Equipment weight and dimensions are also subject to federal, state and international regulations with which we strive to comply.

The FMCSA (“Federal Motor Carrier Safety Administration”) continues its implementation of the new Compliance, Safety, Accountability (“CSA”) safety initiative, which monitors the safety performance of both individual drivers and carriers. In December 2010, the FMCSA made public on its website the Safety Measurement System (“SMS”), which includes specific safety rating measurement and percentile ranking scores for over 500,000 trucking companies. Through the SMS, the public can access carrier scores and data (including a carrier’s roadside safety inspection, out-of-service and moving violation histories) for five Behavior Analysis and Safety Improvement Categories (“BASICs”).

All truckload carriers are subject to the hours of service (“HOS”) regulations (the “HOS Regulations”) issued by the FMCSA. In December 2011, the FMCSA adopted and issued a final rule that amended the HOS Regulations as follows: (i) drivers can only use the 34-hour restart once every seven calendar days and the 34-hour period must include two periods between 1:00 a.m. and 5:00 a.m.; (ii) drivers may drive only if eight hours or less have passed since the end of the driver’s last off-duty period of at least 30 minutes; (iii) on-duty time does not include any time resting in a parked commercial motor vehicle (“CMV”) and in a moving property-carrying CMV; it does not include up to two hours in the passenger seat immediately before or after the eight consecutive hours in the sleeper-berth; and (iv) driving (or allowing a driver to drive) three or more hours beyond the driving-time limit may be considered an egregious violation and may be subject to the maximum civil penalties. The final rule for the limitations on the minimum 34-hour restarts and the rest breaks is effective on July 1, 2013, and the final rule for the on-duty time and penalties is effective on February 27, 2012. When implemented, more drivers and more trucks may be needed to transport the existing amount of truck freight in the market, and the resulting negative effect would likely be cost increases to carriers, shippers and consumers. We are currently evaluating the new provisions and the expected impact, if any, on our truck productivity and operating costs.

Our operations are subject to various federal, state and local environmental laws and regulations, many of which are implemented by the EPA and similar state regulatory agencies. These laws and regulations govern the management of hazardous wastes, discharge of pollutants into the air and surface and underground waters and disposal of certain substances. We do not believe that compliance with these regulations has a material effect on our capital expenditures, earnings and competitive position.

The EPA mandated a series of stringent engine emissions standards for all newly manufactured truck engines, which became effective in October 2002, January 2007 and January 2010, resulting in increases in the costs of new trucks. The 2010 regulations required a significant decrease in particulate matter (soot and ash) and nitrogen oxide emitted from on-road diesel engines. Engine manufacturers responded to the 2010 standards by modifying engines to produce cleaner combustion with selective catalytic reduction (“SCR”) or exhaust gas recirculation (“EGR”) technologies to remove pollutants from exhaust gases exiting the combustion chamber. The SCR technology also requires the ongoing periodic use of a urea-based diesel exhaust fluid. Trucks with 2010-standard engines have a higher purchase price than trucks manufactured to meet the 2007 standards, but are more fuel efficient.

California also enacted restrictions on transport refrigeration unit (“TRU”) emissions that require companies to operate compliant TRUs in California. The California regulations apply not only to California intrastate carriers, but also to carriers outside of California who wish to enter the state with TRUs. In January 2009, the EPA enabled California to phase in its Low-Emission TRU In-Use Performance Standards over several years. Enforcement of California’s in-use performance standards for TRU engines began in January 2010 for 2002 and older TRUs and will be phased in annually for later model years. We have complied with all compliance deadlines through December 31, 2011 that applied to model year 2004 and older TRU engines. California also required the registration of all California-based TRUs by July 31, 2009. For compliance purposes, we won’t complete the California TRU registration process and thus it is our plan not to transport to California.

California also adopted new regulations to improve the fuel efficiency of heavy-duty tractors that pull 53-foot or longer box-type trailers within the state. The tractors and trailers subject to these regulations must either use EPA SmartWay-certified tractors and trailers or retrofit their existing fleet with SmartWay-verified technologies that have been demonstrated to meet or exceed fuel savings percentages specified in the regulations. Examples of these technologies include tractor and trailer aerodynamics packages (such as tractor fairings and trailer skirts) and the use of low-rolling resistance tires on both tractors and trailers. Enforcement of these regulations for 2011 model year equipment began in January 2010 and will be phased in over several years for older equipment. Going forward, we will evaluate with the complying with these CARB regulations. We do not currently ship to California and do not plan to add California to our routes.

Industry and Competition

The freight transportation industry is highly competitive and includes thousands of trucking and non-asset-based logistics companies. We have no share of the markets we target. Competition for the freight we transport is based primarily on service, efficiency, available capacity and, to some degree, on freight rates alone. We are insignificant in the truckload transportation industry.

The principle means of competition in the truckload segment of the industry are service and price, with rate discounting being particularly intense during the economic downturns. We are forced to compete primarily on the basis of rates, although we strive to offer the best service possible. However, we are dependent on large freight brokers to post rates in public that are then bid on by other smaller trucking companies, such as ourselves, and have no control on what other companies will accept for shipments. We are striving to build strong service relationships with companies for specific routes in our geographic area. It is our desire to move toward the dedicated freight segment, whereby we agree to make our equipment and drivers available to a specific customer for shipments over particular routes at specific times. We feel offering drivers specific routes will further aid us in driver recruitment and retention. Not being able to get stronger revenues more consistently will hamper our cash flow and thus our ability to purchase newer equipment. We are extremely sensitive to price fluctuations in fuel, maintenance costs and driver expenses.

Plan of Operations

During the next 12-month period from the date of this report, Load Guard will concentrate on their current operations, finding the required investment capital from this offering, and apply to get its common stock listed on an Over-the-Counter Bulletin Board.

Following completion of raising a minimum of $40,000 from our Offering, we will immediately look for quality used tractors and trailers. It is our plan to purchase up to two tractors and one 53’ trailer. It is our intention to raise the full $100,000 of this offering and to purchase one or two tractors and one trailer, as more fully disclosed in our Use of Proceeds section, on page 16. We feel we will need a minimum of $15,000 to cover expenses related to be a fully reporting company, and thus will need at least $25,000 from this offering in order to maintain our reporting status without having to use cash from operations. Anything raised above $15,000 will be applied to the capital purchase of at least one tractor and trailer. A minimum of $25,000 will be required for the purchase of a quality used tractor, and $15,000 to $20,000 for a quality trailer. If we raise the full $100,000, we can allocate $65,000 to the purchase of one or two tractors and an additional $20,000 to the purchase of a quality used temperature controlled 53’ trailer. We would immediately look for two new drivers to drive for us full time.

In the event that we are unable to raise sufficient funds from our Offering, we will proceed with our plan of operations by locating alternative sources of financing. Although there are no written agreements in place, one form of alternative financing that may be available to us is self-financing through contributions from the officers and directors. While the officers and directors have generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments, or specific understandings, either verbally or in writing, between the officers and directors and Load Guard Logistics.

While we feel that we can successfully operate as is, we need the additional funding to grow our business. Currently, we lack the necessary cash flow to replace aging equipment and are highly dependent on our management to provide us with our funds and/or credit for purchase of equipment. During the next 12-months, we will be actively pursuing the retention of additional owner operators to provide their trucks for our shipments. In lieu of being able to grow our fleet internally by adding our own equipment, another option is retaining quality owner operators to work for us. We currently have one owner operator for whom we provide logistic services. If we are unable to grow our fleet of drivers either internally and through external owner operators, we will be forced to continue business as is, by relying on larger brokers to provide us with our loads.

Reports to Security Holders

Once this Offering is declared effective, Load Guard Logistics will voluntarily make available an annual report including audited financials on Form 10-K to security holders. We will file the necessary reports with the SEC pursuant to the Exchange Act, including but not limited to, the report on Form 8-K, annual reports on Form 10-K, and quarterly reports on Form 10-Q.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other electronic information regarding Load Guard Logistics and filed with the SEC at http://www.sec.gov.

DESCRIPTION OF PROPERTY

Load Guard Logistics’ principal business and corporate address is 6317 SW 16th St, Miami, FL 33155; the telephone number is (786) 250-1410. The space is being provided by our President on a rent-free basis. We have no intention of finding, in the near future, another office space to rent during the development stage of the company.

Load Guard Logistics does not currently have any investments or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public market currently exists for shares of our common stock. Following completion of this Offering, we intend to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

Of the 3,147,500 shares of common stock outstanding as of January 30, 2013, 2,302,500 shares were owned by our two officers and directors and may only be resold in compliance with Rule 144 of the Securities Act of 1933.

Holders of Our Common Stock

As of the date of this Prospectus statement, we have twenty-two (22) stockholders.

Registration Rights

We have no outstanding shares of common stock or any other securities to which we have granted registration rights.

Dividends

The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company’s Board of Directors currently plans to retain earnings for the development and expansion of the Company’s business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.

Rule 144 Shares

2,302,500 of the 3,147,500 presently outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144, as amended, is an exemption that generally provides that a person who is considered an affiliate (generally an officer, director or holder of 10% or more of the Company’s common stock) has satisfied a six month holding period for such restricted securities may sell, within any three month period, provided the Company is current in its reporting obligations under the Exchange Act, and subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company’s outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. Our officers and directors own 2,302,500 restricted shares, or 73.2% of the outstanding common stock. When these shares become available for resale, the sale of these shares by these individuals, whether pursuant to Rule 144 or otherwise, may have an immediate negative effect upon the price of the Company’s common stock in any market that might develop.

As of the date of this Prospectus, no shares of our common stock are available for sale under Rule 144.

Reports

Following the effective date of this Registration Statement we will be subject to certain reporting requirements and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Transfer Agent

As at this date we have not engaged a stock transfer agent for our securities.

FINANCIAL STATEMENTS AND SELECTED FINANCIAL DATA

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

From Inception
(March 16, 2011) to
January 31, 2013

Net Sales	$73,372
Total operating expenses	$80,041
Operating loss	$(6,669)
Net income	$619
Cash raised by financing activities	$95,113
Cash used in operating activities	$(14,824)
Cash and cash equivalents on hand	$23,261
Net loss per common share: Basic and Diluted	$0.00
Weighted average number of common shares outstanding:
Basic and diluted for the three months ended January 31, 2013	2,963,505
Cash dividends declared per common share	$-
Equipment, net	$46,680
Long-term debt	$13,131
Stockholders’ equity	$63,519

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements contained in this Prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the word “believe,” “anticipate,” “expect” and word of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Such risks and uncertainties include, without limitation: established competitors who have substantially greater financial resources and operating histories, regulatory delays or denials, ability to compete as a start-up company in a highly competitive market, and access to sources of capital.

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay for our expenses. This is because we have generated limited revenues and have limited operating history. There is no assurance we will ever reach this point. Accordingly, we must raise sufficient capital from sources. Our only other source for cash at this time is investments by others. We must raise cash to stay in business. In response to these problems, management intends to raise additional funds through public or private placement offerings. At this time, however, the Company does not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this Offering.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  submit certain executive compensation matters to shareholder advisory votes, such as “say-on- pay” and “say-on-frequency;” and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Description of the Company

Load Guard Logistics is a development stage company that has limited operations, revenue, financial backing, and assets. We operate in the truckload and logistics sector of the transportation industry. We focus on transporting consumer nondurable products that generally ship more consistently throughout the year. Our success depends on our ability to efficiently and effectively manage our resources in the delivery of truckload transportation services to our customers. Resource requirements vary with customer demand, which may be subject to seasonal or general economic conditions. Our ability to adapt to changes in customer transportation requirements is essential to efficiently deploy resources and make capital investments in tractors and trailers.

Trucking revenues are typically generated on a per-mile basis, and also include revenues such as fuel surcharges, stop charges, loading and unloading charges, equipment detention charges and equipment repositioning charges. Our most significant resource requirements are company drivers, independent contractors, tractors and trailers. Our most significant operating costs are fuel, fuel taxes (included in taxes and licenses expense), driver salaries, insurance and supplies and maintenance. To mitigate our risk to fuel price increases, we recover from our customers additional fuel surcharges that generally recoup a majority of the increased fuel costs; however, we cannot assure that current recovery levels will continue in future periods.

During the first year of operations, the 12-month period from the date of this report, Load Guard will concentrate on their current operations, finding the required investment capital from this offering, and apply to get its common stock listed on an Over-the-Counter Bulletin Board.

Following completion of our Offering, we will immediately look for quality used tractors and trailers. It is our plan to purchase up to two tractors and one 53 foot trailer. We would immediately look for two new drivers to drive for us full time. As is customary in the industry, our drivers would be compensated based on the mileage they drive. We will also finalize construction of our website (www.loadguardtransportation.com). The website will be our corporate website to provide information on our services, equipment, routes, and personnel. We will also provide information on our filings with the SEC. Our website will not be central to obtaining business as we will continue to use other larger brokers and websites to find our loads. There are many third party brokers and websites that post real time data on loads available for transport, such as Freightqoute, C.H. Robinson, and Coyote Logistics. The use of Companies like these are integral to our operations, as they provide the convenience of finding reliable shipments and guarantee payment, thereby eliminating the need to deal directly with the shipper.

In the event that we are unable to raise sufficient funds from our Offering, we will endeavor to proceed with our plan of operations by locating alternative sources of financing. Although there are no written agreements in place, one form of alternative financing that may be available to us is self-financing through contributions from the officers and directors. While the officers and directors have generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments, or specific understandings, either verbally or in writing, between the officers and directors and Load Guard Logistics.

If we become a public entity, subject to the reporting requirements of the Securities Exchange Act of 1934, we will incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these accounting, legal and other professional costs would be a minimum of $15,000 in the next year and will be higher, in the following years, if our business volume and activity increases. Increased business activity could greatly increase our professional fees for reporting requirements and this could have a significant impact on future operating costs and business development.

At present, we only have enough cash on hand to cover the completion of our Offering and maintain our current operations. If we do not raise sufficient funds to proceed with the implementation of our business plan, we may have to find alternative sources of funds, like a second public offering, a private placement of securities, or loans from our officers or third parties (such as banks or other institutional lenders). Equity financing could result in additional dilution to then existing shareholders. If we are unable to meet our needs for cash from either the money that we raise from our Offering, or possible alternative sources, then we may be unable to continue to maintain, develop or expand our operations.

Description of Expenditures

The following table details the Company’s intended use of proceeds from this Offering, for the first twelve (12) months after successful completion of the Offering. None of the expenditures itemized are listed in any particular order of priority or importance. Since the Company does not intend to pay any Offering expenses from the proceeds from this Offering, and assuming that $100,000 (100%), $50,000 (50%), or $25,000 (25%) of the Offering is sold, the gross aggregate proceeds will be allocated as follows:

Expenditure Item**	100%	50%	25%
Professional Fees	$15,000	$15,000	$15,000
Truck(s)	65,000	25,000	-
Trailer	20,000	10,000	-
Working Capital	-	-	10,000
Total	$100,000	$50,000	$25,000

There is no minimum amount we are required to raise in this Offering and any funds received will be immediately available to us.

**The above expenditures are defined as follows:

Professional Fees: Pertains to legal services and accounting fees that will be incurred by the company, for the next 12 months.

Truck(s): Pertains to the cost of purchasing a tractor for hauling goods. If we raise 100% we estimate that $65,000 will allow us to buy two quality used tractors.

Trailer: Pertains to the cost of buying a fully enclosed 53-foot dry van.

Working Capital: Pertains the funds allocated to general working capital.

There is no assurance that we will be able to raise the entire $100,000 with this Offering. Therefore, the following details how we will use the proceeds if we raise only 50% or 25% of this Offering:

If only 50% of this Offering is sold, Load Guard Logistics estimates that this would provide sufficient capital to expand its current business by being able to buy a quality used tractor and enclosed 53-foot trailer. Under this scenario, we estimate that we would be able to generate enough revenues to sustain our business. Should we be unable to generate sufficient revenues to sustain our business, we will have to find other sources of financing.

If we raise less than 50% we will not be able to expand our business by buying an additional truck and/or trailer. Our expenses would be prioritized in order of importance and would affect how we allocate funds for developing the business.

If only 25% of the Offering is sold, we would still incur expected professional (legal and accounting) fees of $15,000, which will have to be paid to maintain reporting status during the next 12 months. The remaining $10,000 would pay for expenses prioritized in order of important. Based on raising only 25% or $25,000, we will not be expanding our business by the acquisition of an additional tractor and/or trailer. This would hinder the development of our business and our ability to generate additional revenues.

If we do not raise sufficient funds to cover professional fees for the first 12 months, we would not be able to remain reporting with the SEC, and therefore we would not be able to obtain an OTCBB listing.

Results of Operations

The following summary of our results of operations, for the three month periods ended January 31, 2013 and 2012, for the year ended October 31, 2012, and period from inception (March 16, 2011) to January 31, 2013, should be read in conjunction with our audited consolidated financial statements, for the year ended October 31, 2012, as included at the end of this Prospectus.

Our operations commenced in October 2012, as such comparative numbers prior to this are not reflective of our results for the period ended January 31, 2013 and October 31, 2012, due to the recent start of these operations.

Our financial results for the three month periods ended January 31, 2013 and 2012 are summarized as follows:

	Three Months Ended January 31,
	2013	2012
Operating revenues	$57,130	$-
Operating expenses	63,324	-
Operating income (loss)	(6,194)	-
Other income	6,436	179
Provision for income tax	82	61
Net Income	$160	$118

		March 16, 2011 (Date
	Year Ended October	of inception) through
	31,	October 31,
	2102	2011
Net sales	$16,243	$-
Operating expenses	12,126	4,592
Operating income (loss)	4,117	(4,592)
Interest income	638	542
Provision for income tax	246	-
Net Income (Loss)	$4,509	$(4,050)

Revenue

We earned revenues of $57,130 for the period ended January 31, 2013 compared to revenues of $0 for the period ended January 31, 2012. Revenue commenced during October 2012 from our trucking operations through our subsidiary LGT, Inc. We earned $50,440 from direct trucking revenues and $6,690 in brokerage income from our one independent contractor.

We earned revenues of $16,243 for the year ended October 31, 2012 compared to revenues of $0 for the period ended October 31, 2011. Revenue commenced during October 2012 from our trucking operations through our subsidiary LGT, Inc. We earned $15,150 from direct trucking revenues and $1,093 in brokerage income from our one independent contractor.

Expenses

Our total operating expenses for the three month periods ended January 31, 2013 and 2012 are outlined in the table below:

	Three Months Ended January 31,
	2013		2012
Fuel and fuel taxes		$24,581		$-
Salaries and wages		16,316		-
Operations and maintenance		9,820		-
Professional fees		7,537		-
Depreciation and amortization		791		-
General and administrative		4,279		-
Total		$63,324		$-

Expenses for the period ended January 31, 2013, increased as compared to the period in 2012 as a result of commencing operations in October 2012.

Our fuel costs represented 49% of trucking revenues. This is very high for what is expected going forward, however, fuel is one of our largest direct expenses. Fuel for the quarter, was high due to the quarter being very slow in the trucking industry and is more of a result of our trucking revenues being low on a per mileage basis. It is expected as we enter the busiest season, for the next two quarters, our fuel costs, as a percentage of revenue should reduce. Wages of $16,316, which represent 32% of trucking revenue, are for the costs of our two drivers and the salary one of our officers. Operations and maintenance costs of $9,820, or 19.5% of trucking revenue, represents cost related to parts and maintenance of our tractors and trailers as well as general operational expenses, such as for insurance, tolls, and scales. Maintenance costs, as a percentage of revenues, are expected to be consistent in future periods. Professional fees increased $7,537, or 100%, as compared to 2012 primarily due to the cost of filing our S-1 registration statement. We expect professional fees, mainly from legal and accounting, to increase significantly due to ongoing SEC reporting requirements. Our general and administrative fees are for general office expenses and other operating costs not directly related to our trucking business. General and administrative fees increased $4,279 or 100% from 2012.

Our total expenses for the year ended October 31, 2012 and the period ended October 31, 2011 are outlined in the table below:

		March 16, 2011 (Date
	Year Ended	of inception) through
	October 31,	October 31,
	2012	2011
Fuel and fuel taxes	$5,356	$-

Salaries and wages	2,639	-
Operations and maintenance	396	-
Professional fees	1,204	2,095
General and administrative	2,531	2,497
Total	$12,126	$4,592

Expenses for the year ended October 31, 2012, increased as compared to the period in 2011 primarily as a result of commencing operations in October 2012.

Our fuel costs represented 35% of trucking revenues. This is indicative of what is expected going forward, as fuel is our biggest direct expense. Wages of $2,639, which represent 16% of trucking revenue, are for the costs of our one driver. Operations and maintenance costs of $396, or 2.6% of trucking revenue, is not indicative of future expected costs. Maintenance costs, as a percentage of revenues, will be significantly higher in future periods as scheduled and unscheduled maintenance is required. Professional fees declined $891, or 42.5%, as compared to 2011 primarily due to the cost of incorporating the Load Guard Logistics and our subsidiary LGT, Inc. in 2011. We expect professional fees, mainly from legal and accounting, to increase significantly due to the filing of this S-1 and ongoing SEC reporting requirements. Our general and administrative fees are for general office expenses and other operating costs not directly related to our trucking business. General and administrative fees increased $34 or 1% from 2011.

Liquidity and Capital Resources

General

As of January 31, 2013, the Company had $23,261 in cash and cash equivalents. The Company expects current cash and operating income to be sufficient to meet its financial needs for continuing operations over the next twelve months. To meet our need for cash in order to expand our operations, we are attempting to raise money from our Offering. We cannot guarantee that we will be able to sell all the shares. If we are successful, the money raised will be applied to the items set forth in this plan of operations.

Our officers have verbally agreed to advance an unspecified amount of funds as needed for the twelve month period, November 1, 2012 to October 31, 2013 to assist in our operations, in the event that the Company raises only a portion or none of the Offering amount. While they have agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law. Officers and directors purchased 2,100,000 shares of our common stock at $0.01 on March 18, 2011 for $21,000 and 202,500 shares of our common stock at $0.04 per share on October 18, 2012 for $8,100.

Twenty (20) unaffiliated private investors purchased 845,000 shares of common stock at $0.04, for $33,800 in two separate private offerings, 225,000 shares during March and April, 2011 and 620,000 shares, during November, 2012 to January, 2013.

Our funds on hand will only provide us with the ability to pay for the expenses related to this Offering. Currently we do not have sufficient capital to expand our business development. Per the Use of Proceeds section, we are attempting to raise $100,000, from this Offering. However, if we raise $50,000, we feel this is sufficient to further develop the business for the next 12 months, by adding a quality used tractor. If we are only able to raise $25,000, from the Offering, then we feel this will be sufficient for the next 12 months to cover professional fees and some additional funds for working capital. We feel we need to raise at least $15,000 to cover additional professional fees, as required by a fully reporting company, for the 12 months.

Liquidity and Financial Condition

Working Capital
At		At
January 31,		October 31,	Increase/
2013		2012	(Decrease)
Current Assets	$54,450	$38,348	$16,102
Current Liabilities	$24,480	$4,325	$20,155
Working Capital	$29,970	$34,023	$(4,053)

Cash Flows

		Three Months Ended January 31,
		2013	2012
Net Cash Provided by (Used in) Operating Activities		$(12,702)	$179
Net Cash Provided by (Used in) Investing Activities		$(47,454)	$321
Net Cash Provided by Financing Activities		$57,013	$-
Net Increase (decrease) in Cash During the Period		$(3,143)	$500

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have generated minimal revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise in a highly competitive industry, including limited capital resources, and possible cost overruns due to the price and cost increases in supplies and services.

At present, we only have enough cash on hand to cover the completion of our Offering.

While the officers and directors have generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments, or specific understandings, either verbally or in writing, between the officers and directors and Load Guard. If we are unable to meet our needs for cash from either the money that we raise from our Offering, from current operations, and/or possible alternative sources, then we may be unable to develop or expand our operations.

We have no plans to undertake any product research and development during the next twelve months. There are also no plans or expectations to acquire or sell any plant or plant equipment in the first year of operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Application of ~~Critical~~ Significant Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards.

~~Development Stage Company~~

~~The Company is a development stage company, with no revenues, as defined in FASB Accounting Standards Codification™ ("ASC") “Development Stage Entities.” The Company is devoting substantially all of its efforts to development of business plans.~~

~~Basis of Consolidation~~

~~These financial statements include the accounts of the Company and the wholly-owned subsidiary, LGT, Inc. All intercompany balances and transactions have been eliminated.~~

~~Basis of Presentation~~

~~The Consolidated Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.~~

~~Use of Estimates~~

~~The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.~~

~~Cash and Cash Equivalents~~

~~Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months. from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $23,261 and $26,404 in cash and cash equivalents as of January 31, 2013 and October 31, 2012, respectively.~~

~~Start-Up Costs~~

~~In accordance with FASB Accounting Standards Codification™ ("ASC"), “Start-up Activities”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.~~

~~Accounts Receivable~~

~~The Company extends credit to its customers in the normal course of business. The Company performs ongoing credit evaluations and generally does not require collateral. Trade accounts receivable are recorded at their invoiced amounts, net of allowance for doubtful accounts. The Company evaluates the adequacy of its allowance for doubtful accounts quarterly. Accounts outstanding longer than contractual payment terms are considered past due and are reviewed individually for collectability. The Company~~

~~maintains reserves for potential credit losses based upon its loss history and specific receivables aging analysis. Receivable balances are written off when collection is deemed unlikely.~~

~~Equipment~~

~~Equipment is recorded at cost. For financial reporting purposes, the cost of our equipment is depreciated by the straight-line method using the estimated useful lives of 5 years. During the periods ended January 31, 2013 and 2012, depreciation expense was $791 and $0, respectively.~~

~~Net Loss Per Share of Common Stock~~

~~The Company has adopted FASB Accounting Standards Codification™ ("ASC"), “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.~~

~~The following table sets forth the computation of basic and diluted earnings per share, for the period ended January 31, 2013 and 2012:~~

~~Three Months Ended January 31,~~
		~~2013~~		~~2012~~
~~Net income~~	~~$~~	~~160~~	~~$~~	~~118~~
~~Weighted average common shares outstanding (Basic and Diluted)~~		~~2,963,505~~		~~2,325,000~~
~~Net income per share, Basic and Diluted~~	~~$~~	~~0.00~~	~~$~~	~~0.00~~

~~The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.~~

~~Concentrations of Credit Risk~~

~~The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.~~

~~Financial Instruments~~

~~Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements~~

~~and Disclosures, and FASB Accounting Standards Codification™ ("ASC") , Financial Instruments, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, prioritizes the inputs into three levels that may be used to measure fair value:~~

~~Level 1~~
~~Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.~~
~~Level 2~~

~~Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.~~

~~Level 3~~
~~Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.~~
~~The Company’s financial instruments consist principally of cash, note receivable, accounts payable, and accrued liabilities. Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value~~
~~Measurements~~	~~and Disclosures, and FASB Accounting Standards Codification™ ("ASC") , Financial~~
~~Instruments,~~	~~the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted~~
~~prices~~	~~in active markets for identical assets. We believe that the recorded values of all of our other~~
~~financial~~	~~instruments approximate their current fair values because of their nature and respective maturity~~
~~dates~~	~~or durations.~~
~~Revenue~~	~~Recognition~~
~~The~~	~~Company recognizes revenue from the sale of services in accordance with FASB Accounting~~
~~Standards~~	~~Codification™ ("ASC"), “Revenue Recognition.” The Company recognizes revenue only~~
~~when~~	~~all of the following criteria have been met:~~
~~i)~~	~~Persuasive evidence for an agreement exists;~~
~~ii)~~	~~Service has been provided;~~
~~iii)~~	~~The fee is fixed or determinable; and~~
~~iv)~~	~~Revenue is reasonably assured.~~
~~Recent~~	~~Accounting Pronouncements[R1]~~
~~Except~~	~~for rules and interpretive releases of the SEC under authority of federal securities laws and a~~
~~limited~~	~~number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is~~
~~the~~	~~sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.~~
~~Management~~	~~has reviewed the aforementioned rules and releases and believes any effect will not have a~~
~~material~~	~~impact on the Company's present or future financial statements.~~

~~We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.~~

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

DIRECTORS AND EXECUTIVE OFFICERS

Each of our directors is elected by the stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of our officers is appointed by the board of directors (the “Board”) to a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board has no nominating, audit or compensation committees.

The name, address, age and position of our officers and directors is set forth below:

Name and Address	Age	Position(s)
Yosbani Mendez	41	President, Chief Executive Officer (CEO), Chief Financial
6317 SW 16th Street		Officer (CFO), Treasurer, and Director
Miami, FL 33155

Francisco Mendez	44	Secretary and Director
6317 SW 16th Street
Miami, FL 33155

Yosbani Mendez has held the positions of President, CEO, CFO, treasurer, and Director since March 16, 2011. Francisco Mendez held the positions of Secretary and Director since March 16, 2011. The persons named above are expected to hold their offices/positions until the next annual meeting of our stockholders. The officers and directors set forth herein are our only officers, directors, promoters and control persons, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Yosbani Mendez, the President and Director of the Company, currently devotes up to 80% of his time or 32 hours per week to Company matters. Francisco Mendez, our Secretary, currently devotes up to 100% of his time or 40 hours per week to Company matters.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Francisco Mendez and Yosbani Mendez are brothers.

Background Information about Our Officers and Directors

Yosbani Mendez

Mr. Mendez graduated with a Bachelor of Science Degree in Physical Education in 1995, from the Instituto Superior de Educacion Fisica Manuel Fajardo, in Pinar del Rio, Cuba. Mr. Mendez had his Bachelor of Science Degree validated from the University of Central Florida in 1998. From 2000 until present, Mr. Mendez has been working for the city of Miami Beach, in their Ocean Rescue Division. His responsibility is as a Lifeguard on Miami Beach. Since March 2011, Mr. Mendez serves as President, CFO, Treasurer and Director, of our wholly-owned subsidiary, LGT, Inc. From 2008 to present he is the President of Load Guard, Inc. a private Florida company that ceased trucking operations in October 2012. Load Guard, Inc. was founded with his brother Francisco Mendez. From June 2006 to March 2010 he was Secretary and Director of El Palenque Vivero, Inc., a company that was quoted on the OTCBB. El Palenque Vivero, Inc., was a development stage company that intended to operate a plant nursery in Cuernavaca, Mexico. The Company believes based upon Mr. Mendez’ experience running a trucking operation similar to the Company’s, and because he has previously served as an officer and director of a public company, he is qualified to serve as an officer and director.

Francisco Mendez

Mr. Mendez graduated in 1998 as a Physical Education technician in Havana, Cuba. Mr. Mendez obtained his Commercial Drivers License (CDL) in 2003. He worked for different interstate companies in Florida from January to March 2008, when he worked as an owner operator for L&M an intrastate carrier company located in Miami, FL. Since March 2011, Mr. Mendez serves as Secretary and Director, of our wholly-owned subsidiary, LGT, Inc. March 2008 he incorporated Load Guard, Inc. a company incorporated in the state of Florida. Load Guard, Inc. operated as a trucking Company until it ceased operations in October 2012. He served as the company’s Vice President and was a driver until December 2011. During 2012, in addition to his work with Load Guard Logistics, Mr. Mendez worked as a pool cleaning employee for Vegas Pool service, Inc. a Private company located in Miami, FL. Mr. Mendez is now devoting all his time to Load Guard Logistics, Inc. The Company chose Mr. Mendez as a director of the Company in order to benefit from his experience as a commercial driver, truck maintenance experience, and with managing companies operating in the intrastate trucking business.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, no present or former director or executive officer of our company: (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing; (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate; (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

EXECUTIVE COMPENSATION

The following table sets forth for the fiscal year ended October 31, 2012 and 2011, the compensation awarded to, paid to, or earned by, our officers and directors.

						Non-Equity	Nonqualified
Name and				Stock	Option	Incentive Plan	Deferred
principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	All Other	Total
position	Year	($)	($)	($)	($)	($)	Earnings ($)	Compensation	($)

Francisco	2012	0	0	0	0	0	0	0	0
Mendez,	2011	0	0	0	0	0	0	0	0
Secretary

Yosbani	2012	0	0	0	0	0	0	0	0
Mendez,	2011	0	0	0	0	0	0	0	0
President,
CEO,
CFO,
Treasurer

Employee Contracts

As of the date of this Prospectus, the Company has not executed any employment agreements. The Company has verbally agreed to pay Mr. Francisco Mendez a weekly salary of $500 for his services as operations manager and as corporate secretary, effective November, 2012. Mr. Francisco Mendez will also be paid a fee for any loads he delivers as an alternate driver for the Company. No fees were paid to Mr. Mendez during the year ended October 31, 2012.

At this time, Mr. Yosbani Mendez is volunteering his time and is not receiving compensation.

The officers and director are reimbursed for any out-of-pocket expenses they incur on our behalf. In addition, in the future, we may approve payment of salaries for our officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health insurance, life insurance or any other benefits available to our employees.

We have not issued any stock options or maintained any stock option or other incentive plans since our inception. We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

Our two directors, who are also our two executive officers, have not received any compensation for serving as such, for serving on committees of the Board of Directors or for special assignments. During the period ended January 31, 2013, there were no other arrangements between us and our director that resulted in our making payments to our director for any services provided to us by them as director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

		Amount and Nature
		of Beneficial
Title of Class	Name of Beneficial Owner(1)	Ownership(2)	Percent of Class(3)

Common	Yosbani Mendez	1,802,500	57.3%
	6317 SW 16th Street,
	Miami, FL 33155

Common	Francisco Mendez	500,000	15.9%
	6317 SW 16th Street
	Miami, FL 33155

Common	Directors and Officers as a Group	2,302,500	73.2%
	(2 individuals)

(1)

The persons named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct holdings in the Company.

(2)	Each shareholder owns his or her shares directly.
(3)	Based on 3,147,500 shares issued and outstanding as of April 1, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Note Receivable – Related Party

On March 31, 2011, we issued a three-year, secured $15,000 fixed rate Promissory Note (the “note”) to an unrelated party, with an interest rate of 6%, which matures in March 2014. The note was originally issued for the financing of a trailer of a contractor, to be used for the benefit of the Company. The note calls for monthly payments of $456.33, until the balance and accrued interest is paid in full, and can be repaid before maturity in whole or part, without penalty.

As of January 31, 2013 and October 31, 2012, the note has a balance of 9,557 and 9,574, respectively. During the period ended January 31, 2013 and 2012, the Company earned interest revenue of $143 and $179, respectively. During February 2013, the note was paid in full.

On April 29, 2011, subsequent to the transaction and the issuance of the note receivable, the unrelated party made an investment into the Company ($3,500 cash was exchanged for 87,500 shares of common stock at a per share price of $.04), therefore the note is classified as a note from a related party.

Related Party Transactions

As of January 31, 2013, an officer, director, and shareholder of the Company provides his truck and trailer to the Company at no cost.

On January 11, 2013, we issued an eighteen-month, $32,000 fixed rate Promissory Note payable (the “note”) to a Director, who is also an Officer and shareholder, with an interest rate of 8%, which matures in June 2014. The note was issued for the financing of a tractor and trailer, to be used for the benefit of the Company. The note calls for monthly payments of $1,829.49, until the balance and accrued interest is paid in full, and can be repaid before maturity in whole or part, without penalty.

On March 13, 2013, we issued a one-year, non-interest bearing, $25,000 Promissory Note payable to a Director, who is also an Officer and shareholder, which matures in March 2014. The note was issued for the purchase of his tractor and trailer, to be used for the benefit of the Company. The not~~ic~~e doesn’t bear any payment terms and is payable on demand.

The officers and directors of the Company may be involved in other business activities and may, in the future, become involved in other business opportunities that become available. He may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The Company does not have employment contracts with its sole key employee, the controlling shareholder, who is an officer and director of the Company.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

Security Ownership of Certain Beneficial Owners and Management

On March 18, 2011, 2,100,000 shares and on October 18, 2012, 202,500 shares of Load Guard Logistics’ common stock were issued to our two officers and directors, at the price of $0.01 and $0.04 per share, respectively (a total of $29,100).

Director Independence

Our Board of Directors has determined that it does not have a member that is “independent” as the term is used in Item 7(d) (3) (iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

MATERIAL CHANGES

None.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FINANCIAL STATEMENTS

The following financial statements are included herewith:

  Unaudited Interim Consolidated Financial Statements for the period of March 16, 2011 (Date of Inception) to January 31, 2013

  Audited Consolidated Financial Statements for the period of March 16, 2011 (Date of Inception) to October 31, 2012

Load Guard Logistics, Inc.
(A Development Stage Company)
Interim Consolidated Financial Statements
For the Period of March 16, 2011 (Date of Inception) to January 31, 2013:
(Unaudited)
Page
Consolidated Balance Sheets	46~~9~~
Interim Consolidated Statements of Operations	~~50~~47
Consolidated Statements of Stockholders' Equity	~~51~~48
Interim Consolidated Statements of Cash Flows	~~52~~49
Notes to the Interim Consolidated Financial Statements	~~53~~50

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Consolidated Balance Sheets

	January 31,	October 31,
	2013	2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$23,261	$26,404
Accounts receivable, net	21,632	6,906
Note receivable, related party	9,557	5,038
Total current assets	54,450	38,348

Equipment, net	46,680	-
Note receivable, related party – non-current	-	4,536
Total Assets	$101,130	$42,884

LIABILITIES AND SHAREHOLDERS’ EQUTIY

Current liabilities:
Accounts payable and accrued liabilities	$5,070	$4,079
Income taxes payable	328	246
Note payable, related party	19,082	-
Total current liabilities	24,480	4,325

Note payable, related party – non-current	13,131	-
Total liabilities	37,611	-

Commitments and contingencies	-	-

Shareholders’ Equity:
Preferred stock, 20,000,000 shares authorized; par value $0.001,
none issued and outstanding	-	-
Common stock, 100,000,000 shares authorized; par value $0.001,
3,147,500 and 2,527,500 shares issued and outstanding,
respectively	3,147	2,527
Additional paid-in capital	59,753	35,573
Retained earnings during the development stage	619	459
Total shareholders’ equity	63,519	38,559

Total Liabilities and Shareholders’ Equity	$101,130	$42,884

See accompanying Notes to the Interim Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Interim Consolidated Statements of Operations
(Unaudited)

				March 16, 2011 (Date
				of inception) through
	Three Months Ended January 31,			January 31,
	2013	2012		2013

Operating revenues	$57,130		$-	$73,372

Operating expenses:
Fuel and fuel taxes	24,581		-	29,937
Salaries and wages	16,316		-	18,955
Operations and maintenance	9,820		-	10,216
Professional fees	7,537		-	10,835
Depreciation and amortization	791		-	791
General and administrative	4,279		-	9,307
Total operating expenses	63,324		-	80,041
Operating loss	(6,194)		-	(6,669)
Other expense (income):
Interest expense	213		-	213
Interest income	(143)		(179)	(1,323)
Gain on insurance claim	(6,506)		-	(6,506)
Total other income	(6,436)		(179)	(7,616)
Income before provision for income				947
taxes	242		179
Provision for income taxes	82		61	328
Net Income	$160		$118	$619

Basic and diluted loss per share	$0.00		$0.00

Weighted average number of shares
outstanding	2,963,505	2,325,000

See accompanying Notes to the Interim Condensed Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)

Interim Consolidated Statement of Shareholders’ Equity

For the period of March 16, 2011 (Date of Inception) through January 31, 2013

Balance as of March 16, 2011 (Date of Inception) Common shares issued for cash at $0.01 per share on March 18, 2011 Common shares issued for cash at $0.04 per share on April 29, 2011 Net loss Balance as of October 31, 2011

     Common shares issued for cash at $0.04 per share on October 18, 2012 Net income Balance as of October 31, 2012

Common shares issued for cash at $0.04 per share on Net income (Unaudited)

Balance as of January 31, 2013 (Unaudited)

			Retained
			Earnings
			(Deficit)
		Additional	During the
Common Stock		Paid in	Development	Total Stockholders’
Shares	Amount	Capital	Stage	Equity

-	$-	$-	$-	$-

2,100,000	2,100	18,900	-	21,000

225,000	225	8,775	-	9,000
-	-	-	(4,050)	(4,050)
2,325,000	2,325	27,675	(4,050)	25,950

202,500	202	7,898	-	8,100
-	-	-	4,509	4,509
2,527,500	2,527	35,573	459	38,559

620,000	620	24,180	-	24,800
-	-	-	160	160
3,147,500	$3,147	$59,753	$619	$63,519

See accompanying Notes to the Interim Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)

			March 16, 2011
			(Date of
			inception) through
	Three Months Ended January 31,		January 31,
	2013	2012	2013

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income	$160	$118	$619
Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation	791	-	791
Changes in operating assets:
Accounts receivable	(14,726)	-	(21,632)
Accounts payable and accrued liabilities	991	-	5,070
Income taxes payable	82	61	328
Net cash provided by (used in) operating			(14,824)
activities	(12,702)	179

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchases of equipment	(47,471)	-	(47,471)
Note receivable, related party	17	321	(9,557)
Net cash provided by (used in) investing			(57,028)
activities	(47,454)	321

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common stock for cash	24,800	-	62,900
Note payable, related party	32,213	-	32,213
Net cash provided by financing activities	57,013	-	95,113

Net increase (decrease) in cash and cash
equivalents	(3,143)	500	23,261

Cash and cash equivalents, beginning of period	26,404	13,914	-

Cash and cash equivalents, end of period	$23,261	$14,414	$23,261

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)

Notes to the Interim Consolidated Financial Statements January 31, 2013

(Unaudited)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Load Guard Logistics, Inc. (the “Company”) is a Nevada corporation incorporated on March 16, 2011, and is based in Miami, FL. The company was originally incorporated as Load Guard Transportation, Inc. and changed its name to Load Guard Logistics, Inc. on November 6, 2012. The Company incorporated a wholly-owned subsidiary, “LGT, Inc.” in Florida on March 18, 2011. The Company’s fiscal year end is October 31.

The Company is a development stage company that operates as a transportation and delivery services company. We generate revenues from the actual movement of freight from shippers to consignees as well as serving as a logistics provider by arranging for others to provide the transportation services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is a development stage company, with no revenues, as defined in FASB Accounting Standards Codification™ ("ASC") “Development Stage Entities.” The Company is devoting substantially all of its efforts to development of business plans.

Basis of Consolidation

These financial statements include the accounts of the Company and the wholly-owned subsidiary, LGT, Inc. All intercompany balances and transactions have been eliminated.

Basis of Presentation

The Consolidated Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $23,261 and $26,404 in cash and cash equivalents as of January 31, 2013 and October 31, 2012, respectively.

Start-Up Costs

In accordance with FASB Accounting Standards Codification™ ("ASC"), “Start-up Activities”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Accounts Receivable

The Company extends credit to its customers in the normal course of business. The Company performs ongoing credit evaluations and generally does not require collateral. Trade accounts receivable are recorded at their invoiced amounts, net of allowance for doubtful accounts. The Company evaluates the adequacy of its allowance for doubtful accounts quarterly. Accounts outstanding longer than contractual payment terms are considered past due and are reviewed individually for collectability. The Company maintains reserves for potential credit losses based upon its loss history and specific receivables aging analysis. Receivable balances are written off when collection is deemed unlikely.

Equipment

Equipment is recorded at cost. For financial reporting purposes, the cost of our equipment is depreciated by the straight-line method using the estimated useful lives of 5 years. During the periods ended January 31, 2013 and 2012, depreciation expense was $791 and $0, respectively.

Net Income Per Share of Common Stock

The Company has adopted FASB Accounting Standards Codification™ ("ASC"), “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share, for the period ended January 31, 2013 and 2012:

			Three Months Ended January 31,
			2013	2012
Net income			$160	$118
Weighted average common shares outstanding (Basic and Diluted)			2,963,505	2,325,000
Net income per share, Basic and Diluted			$0.00	$0.00
The Company has no potentially dilutive securities, such	as	options	or warrants,	currently issued and
outstanding.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial Instruments

Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB

Accounting Standards Codification™ ("ASC") , Financial Instruments, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, note receivable, accounts payable, and accrued liabilities. Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Revenue Recognition

The Company recognizes revenue from the sale of services in accordance with FASB Accounting Standards Codification™ ("ASC"), “Revenue Recognition.” The Company recognizes revenue only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;
ii)	Service has been provided;
iii)	The fee is fixed or determinable; and
iv)	Revenue is reasonably assured.

Recent Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

NOTE 3 - NOTE RECEIVABLE – RELATED PARTY

On March 31, 2011, we issued a three-year, secured $15,000 fixed rate Promissory Note (the “note”) to an unrelated party, with an interest rate of 6%, which matures in March 2014. The note was originally issued for the financing of a trailer of a contractor, to be used for the benefit of the Company. The note calls for monthly payments of $456.33, until the balance and accrued interest is paid in full, and can be repaid before maturity in whole or part, without penalty.

As of January 31, 2013 and October 31, 2012, the note has a balance of 9,557 and 9,574, respectively. During the period ended January 31, 2013 and 2012, the Company earned interest revenue of $143 and $179, respectively. During February 2013, the note was paid in full.

On April 29, 2011, subsequent to the transaction and the issuance of the note receivable, the unrelated party made an investment into the Company ($3,500 cash was exchanged for 87,500 shares of common stock at a per share price of $.04), therefore the note is classified as a note from a related party.

NOTE 4 - EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares and 20,000,000 preferred shares, both with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Share Issuance

Since March 16, 2011 (Inception) to January 31, 2013, the Company has issued 3,147,500 common shares for $62,900 in cash.

There were 3,147,500 and 2,527,500 common shares issued and outstanding at January 31, 2013 and October 31, 2012, respectively.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares. Company has no stock option plan, warrants or other dilutive securities.

NOTE 5 - PROVISION FOR INCOME TAXES

The

The Company provides for income taxes under FASB Accounting Standards Codification™ ("ASC"), Accounting for Income Taxes. FASB Accounting Standards Codification™ ("ASC") requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. FASB Accounting Standards Codification™ ("ASC") requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 34% to the net income before provision for income taxes for the following reasons:

	January 31, 2013	October 31, 2012
Income tax expense at statutory rate	$82	$1,623
Valuation allowance	-	(1,377)
Income tax expense per books	$82	$246

Net deferred tax liability consists of the following components as of:

	January 31, 2013	October 31, 2012
NOL Carryover	$328	$1,623
Valuation allowance	-	(1,377)
Net deferred tax liability	$328	$246

NOTE 6 - RELATED PARTY TRANSACTIONS

As of January 31, 2013 an officer, director, and shareholder of the Company provides a truck and trailer to the Company at no cost.

On January 11, 2013, we issued an eighteen-month, $32,000 fixed rate Promissory Note payable (the “note”) to a Director, who is also an Officer and shareholder, with an interest rate of 8%, which matures in June 2014. The note was issued for the financing of a tractor and trailer, to be used for the benefit of the Company. The note calls for monthly payments of $1,829.49, until the balance and accrued interest is paid in full, and can be repaid before maturity in whole or part, without penalty.

As of January 31, 2013, the note had a balance of $32,213. During the period ended January 31, 2013, the Company recorded interest expense of $213 and made no payments on the note.

The officers and directors of the Company may be involved in other business activities and may, in the future, become involved in other business opportunities that become available. He may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The Company does not have employment contracts with its two key employees, the controlling shareholders, who are officers and directors of the Company.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 7 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of January 31, 2013, the Company has a loss from operations of $6,194, retained earnings of $619 and has earned $73,372 in revenues since inception. The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending October 31, 2013.

The ability of the Company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional funds through public or private placement offerings.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 -

SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there are no additional items to disclose.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

CONSOLIDATED FINANCIAL STATEMENTS

For the Period of March 16, 2011(Date of Inception) through October 31, 2012

Page
Report of Independent Registered Public Accounting Firm	56~~9~~
Consolidated Balance Sheet	~~60~~57
Consolidated Statements of Operations	~~61~~58
Consolidated Statement of Stockholders' Equity	~~62~~59
Consolidated Statements of Cash Flows	~~63~~60
Notes to the Consolidated Financial Statements	~~64~~61

2451 North McMullen Booth Road
Suite 308
Clearwater, FL 33759

855.334.0934 Toll free

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders:
Load Guard Logistics, Inc.

We have audited the balance sheets of Load Guard Logistics, Inc. (a development stage company) as of October 31, 2012 and 2011 and the related consolidated statement of operations, changes in stockholders' deficit, and cash flows for the year ended October 31, 2012 and for the period March 16, 2011 (date of inception) through October 31, 2011. These consolidated financial statements were the responsibility of the Company's management. Our responsibility was to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements were free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Load Guard Logistics, Inc. as of October 31, 2012 and 2011, and results of its operations and its cash flows for the period March 16, 2011 (date of inception) through October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has earned minimal revenue since inception. These conditions raise doubt about the Company's ability to continue as a going concern. Further information and management's plans in regard to this uncertainty were also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DKM Certified Public Accountants

DKM Certified Public Accountants
Clearwater, Florida
January 30, 2013

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Consolidated Balance Sheets

	October 31,	October 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$26,404	$13,914
Accounts receivable, net	6,906	-
Note receivable, related party	5,038	2,462
Total current assets	38,348	16,376
Note receivable, related party – non-current	4,536	9,574
Total Assets	$42,884	$25,950

LIABILITIES AND SHAREHOLDERS’ EQUTIY

Current liabilities:
Accounts payable and accrued liabilities	$4,079	$-
Income taxes payable	246	-
Total current liabilities	4,325	-

Total Liabilities	4,325	-

Commitments and contingencies	-	-

Shareholders’ Equity:
Preferred stock, 20,000,000 shares authorized; par value $0.001,
none issued and outstanding	-	-
Common stock, 100,000,000 shares authorized; par value $0.001,
2,527,500 and 2,325,000 shares issued and outstanding,
respectively	2,527	2,325
Additional paid-in capital	35,573	27,675
Retained earnings (deficit) during the development stage	459	(4,050)
Total shareholders’ equity	38,559	25,950

Total Liabilities and Shareholders’ Equity	$42,884	$25,950

See accompanying Notes to Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Consolidated Statements of Operations

		March 16, 2011 (Date	March 16, 2011 (Date
	Year Ended	of inception) through	of inception) through
	October 31,	October 31,	October 31,
	2012	2011	2012

Net Sales	$16,243	$-	$16,243

Operating expenses:
Fuel and fuel taxes	5,356	-	5,356
Salaries and wages	2,639	-	2,639
Operations and maintenance	396	-	396
Professional fees	1,204	2,095	3,299
General and administrative	2,531	2,497	5,028
Total operating expenses	12,126	4,592	16,718
Operating income (loss)	4,117	(4,592)	(475)
Other income (expense):
Interest income	638	542	1,180
Income (loss) before provision for			705
income taxes	4,755	(4,050)
Provision for income taxes	(246)	-	(246)
Net Income (Loss)	$4,509	$(4,050)	$459

Basic and diluted loss per share	$0.00	$(0.00)

Weighted average number of shares
outstanding	2,332,746	2,286,630

See accompanying Notes to Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Consolidated Statement of Shareholders’ Equity

				Retained
				Earnings
				(Deficit)
			Additional	During the	Total
	Common Stock		Paid in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Balance as of Mach 16,
2011 (Date of Inception)	- $	- $	- $	-	$-
Common shares issued
for cash at $0.01 per
share on March 18,
2011	2,100,000	2,100	18,900	-	21,000
Common shares issued
for cash at $0.04 per
share on April 29, 2011	225,000	225	8,775	-	9,000
Net loss	-	-	-	(4,050)	(4,050)
Balance as of October 31,
2011	2,325,000	2,325	27,675	(4,050)	25,950

Common shares issued
for cash at $0.04 per
share on October 18,
2012	202,500	202	7,898	-	8,100
Net income	-	-	-	4,509	4,509
Balance as of October 31,
2012	2,527,500	$2,527	$35,573	$459	$38,559

See accompanying Notes to Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)
Consolidated Statements of Cash Flows

		March 16, 2011	March 16, 2011
		(Date of	(Date of
	Year Ended	inception) through	inception) through
	October 31,	October 31,	October 31,
	2012	2011	2012

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss)	$4,509	$(4,050)	$459
Adjustments to reconcile net loss to net cash used
by operating activities:
Changes in operating assets:
Accounts receivable	(6,906)	-	(6,906)
Accounts payable and accrued liabilities	4,079	-	4,079
Income taxes payable	246	-	246
Net cash provided by (used in) operating			(2,122)
activities	1,928	(4,050)

CASH FLOWS FROM INVESTING
ACTIVITIES
Note receivable	2,462	(12,036)	(9,574)
Net cash provided by (used in) financing			(9,574)
activities	2,462	(12,036)

CASH FLOWS FROM FINANCING
ACTIVITIES
Issuance of common stock for cash	8,100	30,000	38,100
Net cash provided by financing activities	8,100	30,000	38,100

Net increase in cash and cash equivalents	12,490	13,914	26,404

Cash and cash equivalents, beginning of period	13,914	-	-

Cash and cash equivalents, end of period	$26,404	$13,914	$26,404

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

See accompanying Notes to Consolidated Financial Statements.

LOAD GUARD LOGISTICS, INC.
(A Development Stage Company)

Notes to Consolidated Financial Statements

For the period of March 16, 2011 (Date of Inception) through October 31, 2012

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Load Guard Logistics, Inc. (the “Company”) is a Nevada corporation incorporated on March 16, 2011, and is based in Miami, FL. The company was originally incorporated as Load Guard Transportation, Inc. and changed its name to Load Guard Logistics, Inc. on November 6, 2012. The Company incorporated a wholly-owned subsidiary, “LGT, Inc.” in Florida on March 18, 2011. The Company’s fiscal year end is October 31.

The Company is a development stage company that operates as a transportation and delivery services company. We generate revenues from the actual movement of freight from shippers to consignees as well as serving as a logistics provider by arranging for others to provide the transportation services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is a development stage company, with no revenues, as defined in FASB Accounting Standards Codification™ ("ASC") “Development Stage Entities.” The Company is devoting substantially all of its efforts to development of business plans.

Basis of Consolidation

For October 31, 2012 and 2011, these financial statements include the accounts of the Company and the wholly-owned subsidiary, LGT, Inc. All intercompany balances and transactions have been eliminated.

Basis of Presentation

The Consolidated Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months. The Company had $26,404 and $13,914 in cash and cash equivalents as of October 31, 2012 and 2011, respectively.

Start-Up Costs

In accordance with FASB Accounting Standards Codification™ ("ASC") , “Start-up Activities”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Advertising Costs

The Company charges advertising costs to expense as incurred. During the years ended October 31, 2012 and 2011, advertising expense was $721 and $0, respectively.

Net Loss Per Share of Common Stock

The Company has adopted FASB Accounting Standards Codification™ ("ASC"), “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted earnings per share, October 31, 2012 and 2011:

		March 16, 2011
	Year Ended	(inception) through
	October 31,	October 31,
	2012	2011

Net income (loss)	$4,509	$(4,050)

Weighted average common shares
outstanding (Basic and Diluted)	2,332,746	2,286,630

Net income (loss) per share, Basic and Diluted	$0.00	$(0.00)

The Company has no potentially dilutive securities, such	as options or warrants, currently issued and
outstanding.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial Instruments

Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC") , Financial Instruments, establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FASB Accounting Standards Codification™ ("ASC"), Fair Value

Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC"), Financial Instruments, prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, note receivable, accounts payable, and accrued liabilities. Pursuant to FASB Accounting Standards Codification™ ("ASC"), Fair Value Measurements and Disclosures, and FASB Accounting Standards Codification™ ("ASC") , Financial Instruments, the fair value of our cash is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Revenue Recognition

The Company recognizes revenue from the sale of services in accordance with FASB Accounting Standards Codification™ ("ASC"),, “Revenue Recognition.” The Company recognizes revenue only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;
ii)	Service has been provided;
iii)	The fee is fixed or determinable; and
iv)	Revenue is reasonably assured.

Recent Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. Management has reviewed the aforementioned rules and releases and believes any effect will not have a material impact on the Company's present or future financial statements.

NOTE 3 - NOTE RECEIVABLE – RELATED PARTY

On March 31, 2011, we issued a three-year, secured $15,000 fixed rate Promissory Note (the “note”) to an unrelated party, with an interest rate of 6%, which matures in March 2014. The note was originally issued for the financing of a trailer of a contractor, to be used for the benefit of the Company. The note calls for monthly payments of $456.33, until the balance and accrued interest is paid in full, and can be repaid before maturity in whole or part, without penalty.

As of October 31, 2012 and 2011, the note has a balance of 9,574 and 12,036, respectively. During October 31, 2012 and 2011, the Company earned interest revenue of $638 and $542, respectively.

On April 29, 2011, subsequent to the transaction and the issuance of the note receivable, the unrelated party made an investment into the Company ($3,500 cash was exchanged for 87,500 shares of common stock at a per share price of $.04), therefore the note is classified as a note from a related party.

NOTE 4 - EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares and 20,000,000 preferred shares, both with a par value of $0.001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Share Issuance

Since March 16, 2011 (Inception) to October 31, 2012, the Company has issued 2,527,500 common shares for $38,100 in cash.

There were 2,527,500 and 2,325,000 common shares issued and outstanding at October 31, 2012 and 2011, respectively.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares. Company has no stock option plan, warrants or other dilutive securities.

NOTE 5 - PROVISION FOR INCOME TAXES

The

The Company provides for income taxes under FASB Accounting Standards Codification™ ("ASC"), Accounting for Income Taxes. FASB Accounting Standards Codification™ ("ASC") requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. FASB Accounting Standards Codification™ ("ASC") requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 34% to the net loss before provision for income taxes for the following reasons:

	October 31,	October 31,
	2012	2011
Income tax expense at statutory rate	$1,623	$(1,377)
Valuation allowance	(1,377)	1,377
Income tax expense per books	$246	$-

Net deferred tax liability consist of the following components as of:

		October 31,
	October 31, 2012	2011
NOL Carryover	$1,623	$1,377
Valuation allowance	(1,377)	(1,377)
Net deferred tax liability	$246	$-

NOTE 6 - RELATED PARTY TRANSACTIONS

As of October 31, 2012, an officer, director, and shareholder of the Company provides his truck and trailer to the Company at no cost.

The officers and directors of the Company may be involved in other business activities and may, in the future, become involved in other business opportunities that become available. He may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

The Company does not own or lease property or lease office space. The office space used by the Company was arranged by the founder of the Company to use at no charge.

The Company does not have employment contracts with its sole key employee, the controlling shareholder, who is an officer and director of the Company.

The amounts and terms of the above transactions may not necessarily be indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent third parties.

NOTE 7 - GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. As of October 31, 2012, the Company has income from operations of $4,509, retained earnings of $459 and has earned minimal revenues since inception. The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the year ending October 31, 2013.

The ability of the Company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, and development of its business plan. In response to these problems, management intends to raise additional funds through public or private placement offerings.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 -

SUBSEQUENT EVENTS

Subsequent to October 31 2012, the Company received $24,800 for 620,000 shares in connection to its current private offering.

Management has evaluated subsequent events and is not aware of any other significant events that occurred subsequent to the balance sheet date but prior to the issuance of this report on January 30, 2013 that should be disclosed.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses incurred or (expected) relating to this Prospectus and distribution is as follows:
Legal and SEC filing fees	$6,500
Accounting	6,500
Transfer Agent fees	1,200
Printing of Prospectus	300
Miscellaneous	500
TOTAL	$15,000

All expenses associated with this Offering will be borne by the Company using cash on hand.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

In regards to indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

Officers and directors purchased 2,100,000 shares of our common stock at $0.01 on March 18, 2011 for $21,000 and 202,500 shares of our common stock at $0.04 per share on October 18, 2012 for $8,100. These securities were issued in reliance upon the exemption contained in Section 4(2) of Securities Act of 1933. These securities were issued to the founders of the Company and bear a restrictive legend. No written agreement was entered into regarding the sale of stock to the Company’s founders.

Twenty (20) unaffiliated private investors purchased 845,000 shares of common stock at $0.04, for $33,800, in two separate private offerings, 225,000 shares during March and April, 2011 and 620,000 shares during November, 2012 to January, 2013. The company relied upon Section 4(2) of the Act, and Rule 504 of Regulation D of the Act. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the company, including the business, management, offering details, risk factors, financial statements and use of funds. The investors were business acquaintances, family members, or friends of, or personally known to, our officers and directors. It is the belief of management that each of the individuals who invested have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment and therefore did not need the protections offered by registering their shares under Securities and Exchange Act of 1933, as amended. Each investor completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. This Offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933, all sales of issuers’ securities or by a shareholder must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act. Rule 144 under the 1933 Act sets forth conditions which, if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. Please see the heading “Rule 144” for details regarding the sale of shares under Rule 144.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included with this registration statement filing:

Exhibit No.	Description
3.1	Articles of Incorporation*
3.2	Bylaws*
5	Opinion re: Legality*
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (See Exhibit 5)*
99.1	Subscription Agreement*

*Previously filed as exhibits to the Company’s Registration statement on Form S-1, on January 30, 2013, File Number 333-186321 and incorporated herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a) (3) of the Securities Act;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statement relying on rule 430B or other than prospectuses filed in reliance on rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporate by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on ~~April 26~~May 13, 2013.

LOAD GUARD LOGISTICS, INC., Registrant

/s/ Yosbani Mendez

Yosbani Mendez

President (Principal Executive Officer), Chief Financial Officer

(Principal Accounting Officer), Principal Financial Officer, Treasurer, and Member of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

/s/ Yosbani Mendez

Yosbani Mendez

President (principal executive officer), Chief

Financial Officer (principal accounting officer), Principal Financial Officer, Treasurer and Member of the Board of Directors

Date: ~~April 26~~May 13, 2013

/s/ Francisco Mendez	Date: ~~April 26,~~May 13, 2013
Francisco Mendez
Secretary and Member of the Board of Director